06014959

st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

SUPPL

30 June 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549

SEC MAIL PROCESSING SECTION RECEIVED JUL 06 2006 WASH, D.C. 192

Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Crusade Euro Trust No. 1E of 2006 - Pricing
- Appendix 3B
- Step-Up Preference Shares
  - Initial Margin & Offer Open
  - Replacement Prospectus
  - Allotment & Dividend Rate
  - Allotment Advice

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

dlw 7/10

st.george

news release

22 June 2006

ST.GEORGE PRICES CRUSADE EURO TRUST NO.1E OF 2006

St.George Bank Limited announces today the pricing of Crusade Euro Trust No. 1E of 2006, an issue of mortgage-backed securities under its Crusade securitisation programme. Securities will be issued in both Euros and Australian dollars and will be backed by Australian residential mortgage loans originated by St.George.

In total, mortgage-backed securities with an equivalent value of A$2,112 million will be issued. The A1 senior tranche of E500 million was priced at 3 Month Euribor plus 9 basis points. The A2 senior tranche of A$1,200 million was priced at 1 Month BBSW plus 14 basis points. Two subordinated tranches totalling A$52.4 million are also being issued. It is expected that the senior tranches will be rated AAA by Standard and Poor's and Fitch Ratings and Aaa by Moody's Investors Service.

The issue featured Barclays Capital as Sole Lead Manager/Bookrunner on the Euro tranche and Joint Lead Manager/Bookrunner with St George Bank on the AUD tranches.

Media contact:

Jeff Sheehan
General Manager
Capital Markets
Ph: (612) 9320 5510
Mobile: (61) 0412 251 194

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,052
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$20.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 June 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
524,545,310	Ordinary Shares
3,500,000	Saints
3,644	Redeemable Preference Borrower Shares
246,317	Redeemable Preference Depositor Shares
5	Perpetual Notes
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 15/06/06

Secretary

Print name: Michael Bowan

== == == == ==

st.george

8 June 2006

news release

ST.GEORGE ANNOUNCES INITIAL MARGIN FOR SPS; SPS OFFER OPENS

On 31 May 2006, St.George Bank Limited (St.George) announced an offer of step-up preference shares (SPS) to raise up to $150 million of innovative Tier 1 Capital. A prospectus for SPS was lodged with the Australian Securities and Investments Commission (ASIC) on that date.

Following the successful completion of a bookbuild process, St.George today announces that the initial margin for the proposed issue of SPS has been set at 1.10% per annum (Initial Margin).

A key feature of SPS is a preferred, non-cumulative, quarterly dividend, based on a floating rate, which is expected to be fully franked, subject to certain dividend payment tests being satisfied. The dividend rate will be based on the 90 day Bank Bill Swap Rate (BBSW) on the first business day of each dividend payment period plus a margin (Margin), adjusted for franking. The Margin will be, from:

- the allotment date (expected to be 20 June 2006) until 20 August 2016 – the Initial Margin of 1.10% per annum; and
- 20 August 2016 until SPS are exchanged – the Initial Margin of 1.10% per annum plus a one time step-up of 1.00% per annum (equating to a Margin of 2.10% per annum).

The Bank Bill Swap Rate for the first quarterly dividend will be the 90 day BBSW mid rate as at the allotment date (expected to be 20 June 2006). The dividend rate for the first dividend payment to be paid on 21 August 2006[1] will be announced after 20 June 2006 and prior to commencement of trading of SPS on ASX, expected to be 27 June 2006.

---

[1] First dividend payment date is 20 August 2006, but the dividend will be paid on the next business day.

Following the first quarterly dividend, the Bank Bill Swap Rate will be set on the first business day of each dividend period.

SPS will be issued through a broker firm offer to Australian resident retail clients of Co-Managers and other participating brokers and an offer to certain institutional investors. There is no general public offer of SPS or any general offer of SPS to St.George ordinary shareholders or SAINTS holders. However, St.George also intends to issue a non-innovative Tier 1 Capital security of around $250 million later in calendar year 2006.

The SPS offer is now open. The SPS offer is scheduled to close at 10:00 am on 16 June 2006 (unless St.George closes the offer early). Applicants must return their completed application forms and application payments to, and in accordance with the instructions of, the Co-Manager or other participating broker who offered them an allocation of SPS. Application forms and application payments must be returned in sufficient time for each applicant's Co-Manager or other participating broker to settle by the Settlement Date, which is expected to be 19 June 2006.

Full details of the SPS offer are contained in, and the offer of SPS will be made under, the replacement prospectus lodged with ASIC today by St.George (a copy of which is attached), and which is also available from the St.George website at www.stgeorge.com.au/about/investor. St.George will only consider applications from investors who apply on an application form that accompanied a copy of the replacement prospectus.

Important notice

Neither this notice nor the replacement prospectus constitutes an offer of securities in the US or to any US person (as defined in Regulation S under the US Securities Act of 1933 (US Securities Act)). SPS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States or to, or for the account of, any US person except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws. The Offer is not open to US Persons or any other person acting on behalf of, or for the account of, a US Person.

Ends...

For further information:

Media:
Jeremy Griffith
General Manager, Corporate Relations
Ph. 61 (0) 2 9236 1328
Email: griffithj@stgeorge.com.au

Investors/Analysts:
Sean O'Sullivan
Investor Relations Manager
Ph. 61 (0) 2 9236 3618
Email: osullivans@stgeorge.com.au

St.George Step-up Preference Shares (SPS) Prospectus

for the offer of 1.5 million SPS at an Issue Price of $100 each to raise up to $150 million.

Lead Manager and Bookrunner

UBS Investment Bank

Co-Managers
Goldman Sachs JBWere Pty Ltd
Macquarie Equities Limited
Ord Minnett Limited
St.George
UBS Wealth Management Australia Limited

st.george
Good with people. Good with money.

Important information

About this Prospectus
This Prospectus relates to the offer of 1.5 million St.George Bank Limited (St.George) Step-up Preference Shares (SPS) at an Issue Price of $100 each to raise up to $150 million (Offer).

This Prospectus is dated 8 June 2006 and was lodged with the Australian Securities and Investments Commission (ASIC) on that date. It is a replacement prospectus which replaces the prospectus dated 31 May 2006 and lodged with ASIC on that date (Original Prospectus). It includes details of the Initial Margin which was determined following the Bookbuild described in Section 3.8.1. The expiry date of this Prospectus is 30 June 2007. No SPS will be allotted or issued on the basis of this Prospectus after the expiry date.

ASIC and Australian Stock Exchange Limited (ASX) take no responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates.

Defined words and expressions
Some words and expressions used in this Prospectus have defined meanings. These words and expressions are capitalised and are defined in the Glossary in Section 8.

The definitions specific to SPS are in clause 8 of the Terms of Issue in Appendix A.

A reference to dollars, $, A$ or cents in this Prospectus is a reference to Australian currency. A reference to time in this Prospectus is a reference to Sydney, New South Wales, Australia time.

Exposure Period
The Corporations Act prohibited St.George processing Applications in the seven day period after the date the Original Prospectus was lodged with ASIC. This period is referred to as the Exposure Period.

The purpose of the Exposure Period was to enable the Original Prospectus to be examined by market participants before the raising of funds. Applications received during the Exposure Period have not been processed during the Exposure Period.

Prospectus availability
This Prospectus will be available electronically during the Offer Period at **www.stgeorge.com.au/about/investor**. If you access an electronic copy of this Prospectus, then you should see the section below. The Corporations Act prohibits any person from passing the Application Form on to another person unless it is attached to a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

You can also request a free paper copy of this Prospectus by contacting the **St.George InfoLine on 1800 804 457**.

Electronic access to Prospectus
The following conditions apply if this Prospectus is accessed electronically:

- you must download the entire Prospectus from **www.stgeorge.com.au/about/investor**;
- your Application will only be considered where you have applied on an Application Form that accompanied a copy of the Prospectus; and
- the Prospectus is available electronically to persons accessing and downloading or printing the electronic version of the Prospectus in Australia.

Applications for SPS
You should read this Prospectus in full before deciding whether to apply for SPS. If, after reading this Prospectus, you are unclear or have any questions about the Offer, you should consult your Co-Manager, Participating Broker or other professional adviser.

For information on who is eligible to apply for SPS under the Offer and how to make an Application - see Section 3.

No withdrawal of Application
You cannot withdraw your Application once it has been lodged, except as permitted under the Corporations Act.

Allotment of SPS
If SPS are accepted for quotation on ASX, St.George expects to allot SPS on 20 June 2006.

If you are allotted and issued less than the number of SPS that you applied for, you will receive a refund of part of your Application Payment as soon as practicable after the Closing Date. No interest will be payable on the refunded part of an Application Payment.

SPS are not deposits or liabilities of St.George
Investments in SPS are not deposits or liabilities of St.George and are not subject to the depositor protection provisions of Australian banking legislation.

The investment performance of SPS is not guaranteed by St.George or any other member of the Group.

No representations other than in this Prospectus
You should rely only on the information in this Prospectus. No person is authorised to provide any information, or to make any representation in connection with the Offer, which is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied upon as having been authorised by St.George in connection with the Offer.

Except as required by law, and only to the extent that it is required by law, neither St.George nor any other person warrants the future performance of St.George, SPS, or any return on any investment made by you under this Prospectus.

The pro-forma financial information provided in this Prospectus is for information purposes only and is not a forecast of operating results to be expected in future periods.

This Prospectus does not provide investment advice
The information provided in this Prospectus is not investment advice and has been prepared without taking into account your investment objectives, financial situation or particular needs (including financial and taxation issues). It is important that you read this Prospectus in full before deciding whether to invest in SPS and consider the risk factors that could affect the performance of SPS or St.George. The risk factors in relation to investing in SPS that you should consider are in Section 5. You should carefully consider these risk factors in light of your investment objectives, financial situation and particular needs (including financial and taxation issues) and consult your Co-Manager, Participating Broker or other professional adviser before deciding whether to invest in SPS.

Restrictions on foreign jurisdictions
The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law. If you are a potential investor in any jurisdiction outside Australia and you come into possession of this Prospectus you should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer or invitation to potential investors to whom it would not be lawful to make such an offer or invitation.

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S of the US Securities Act). SPS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account of, any US Person except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

The Offer is not open to US Persons or any person acting on behalf of, or for the account of, a US Person.

Providing personal information
You will be asked to provide personal information to St.George (directly or via the Registry) if you apply for SPS. See Section 3.7 for information on how St.George (and the Registry on its behalf) collects, holds and uses this personal information. You can also obtain a copy of that policy at **www.stgeorge.com.au**.

Enquiries
If you have any questions in relation to the Offer, please consult your Co-Manager, Participating Broker or other professional adviser.

Table of contents

Key dates

KEY DATES FOR THE OFFER	DATE
Announcement of Offer and lodgement of Original Prospectus with ASIC	31 May 2006
Bookbuild	6 and 7 June 2006
Announcement of Initial Margin, lodgement of Prospectus with ASIC and Opening Date	8 June 2006
Closing Date	16 June 2006
Settlement Date	19 June 2006
Allotment Date	20 June 2006
Holding Statements dispatched by	22 June 2006
SPS commence trading on ASX on a normal settlement basis	27 June 2006

KEY DATES FOR SPS	DATE
Record Date for first Dividend	4 August 2006
First Dividend Payment Date[1]	20 August 2006
First Dividend paid[1]	21 August 2006
Increased Margin Date	20 August 2016

Note:
1 The first Dividend Payment Date is not a Business Day and as a result the first Dividend will be paid on the next Business Day after this date (subject to the Payment Tests).

Dates may change

St.George, in conjunction with the Lead Manager, reserves the right to amend this indicative timetable without notice including, subject to the Corporations Act and the ASX Listing Rules, to close the Offer early, to extend the Closing Date, to accept late Applications, or to cancel the Offer prior to the allotment of SPS. If the Offer is cancelled prior to the allotment of SPS, all Application Payments will be refunded (without interest) to Applicants as soon as possible.

Quotation on ASX

St.George has applied to ASX for SPS to be quoted on ASX. Quotation of SPS is not guaranteed or automatic. If ASX does not grant permission for SPS to be quoted, SPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

Applications

No Applications were accepted (and no SPS were issued) until seven days after the Original Prospectus was lodged with ASIC. This period is known as the Exposure Period. Any Applications received during the Exposure Period were not accepted until after the expiry of that period.

St.George Step-up Preference Shares (SPS)

WHAT ARE SPS?	This Prospectus describes the offer of SPS. SPS is an acronym for Step-up Preference Shares, which are non-cumulative unsecured preference shares in the capital of St.George.
FLOATING RATE FRANKED DIVIDENDS	Dividends are preferred, non-cumulative, based on a floating rate and are expected to be fully franked. Dividends are scheduled to be paid quarterly in arrears, subject to the Payment Tests.
DIVIDEND RATE	The Dividend Rate for each quarterly period will be calculated using the following formula: **Dividend Rate** = (**Bank Bill Swap Rate** + **Margin**) x (1 - **Tax Rate**). If SPS are not Exchanged by 20 August 2016, the Initial Margin (set through the Bookbuild) will increase by a one time step-up of 1.00% per annum.
EXCHANGE BY ST.GEORGE	St.George can Exchange SPS on 20 August 2016, or any Dividend Payment Date after that date, or earlier in certain specified circumstances. Upon Exchange, St.George may choose to: • convert each SPS into a number of Ordinary Shares equal to the Conversion Number; • redeem, buy back or cancel SPS for the Face Value of $100 each (subject to APRA's approval); or • undertake a combination of the above.
QUOTATION ON ASX	St.George has applied to quote SPS on ASX under ASX code 'SGBPC'.
ISSUE CREDIT RATING[1]	'BBB+' by Standard & Poor's, 'A3' by Moody's and 'A-' by Fitch Ratings.
RANKING ON WINDING UP	SPS effectively rank equally with SAINTS and DCS (Depositary Capital Securities issued by St.George Funding Company, LLC), and ahead of Ordinary Shares.
PROCEEDS OF THE OFFER	The Offer forms part of St.George's ongoing capital management program. SPS are being issued to partially replace the hybrid Tier 1 Capital funding previously provided by the PRYMES (reset preference shares issued by St.George in January 1999) before their conversion into Ordinary Shares in February 2006. The proceeds of the Offer are intended to be used to fund the ongoing growth of St.George's business.

Note:
1 Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade - see Section 4.8 for further information about credit ratings associated with SPS and Section 5.1.10 for risks associated with credit ratings.

Summary of key risks

Before deciding whether to apply for SPS, you should consider whether SPS are a suitable investment for you. There are risks associated with investing in SPS and in St.George and the banking industry generally, many of which are outside the control of St.George and its Directors. This page sets out a summary of the key risks which are detailed in Section 5.

FINANCIAL MARKET CONDITIONS AND LIQUIDITY	The market price of SPS may fluctuate due to various factors that affect financial market conditions - see Section 5.1.1. It is possible that SPS may trade at a market price below $100 each (the Issue Price). In addition, the market for SPS may be less liquid than the market for Ordinary Shares. Holders who wish to sell their SPS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for SPS.
CHANGES IN DIVIDEND RATE	The Dividend Rate will fluctuate (both increasing and decreasing) over time with movement in the Bank Bill Swap Rate. There is a risk that this rate may become less attractive when compared to the rates of return available on comparable securities - see Section 5.1.3.
DIVIDENDS MAY NOT BE PAID	SPS are not debt instruments and there is a risk that Dividends will not be paid - see Section 5.1.4. If St.George does not declare a Dividend or pay a declared Dividend in full within 20 Business Days of a Dividend Payment Date, then a dividend stopper will apply - see Section 2.4.10.
EXCHANGE BY ST.GEORGE ONLY	St.George may choose Exchange in certain specified circumstances before 20 August 2016 - see Section 2.5.3. The decision for Exchange in these circumstances and whether upon Exchange a Holder receives cash or Ordinary Shares is at St.George's discretion. The choice St.George makes may be disadvantageous to the Holder in light of market conditions or individual circumstances at the time of Exchange - see Section 5.1.6. Holders have no right to request Exchange.
ST.GEORGE'S FINANCIAL PERFORMANCE AND POSITION	The value of SPS may be affected by St.George's financial performance and position, regardless of whether or not they are Exchanged. For specific risks associated with an investment in St.George and the banking industry generally - see Section 5.2. St.George's financial performance and position may also adversely affect the credit ratings associated with SPS - see Section 5.1.10.

Applying for SPS

In order to apply for SPS, you must be eligible:

WHO MAY APPLY?

The Offer is only being made to:

- Institutional Investors who were invited by the Lead Manager to bid for SPS through the Bookbuild under the **Institutional Offer**; and
- Australian resident retail clients of Co-Managers or Participating Brokers who may apply under the **Broker Firm Offer**.

There is no general public offer of SPS or any general offer of SPS to Ordinary Shareholders or SAINTS Holders. However, St.George intends to issue another hybrid security later in 2006. A prospectus for that issue will be made available if those securities are offered. Anyone wishing to acquire those securities will need to complete the application form which will be in or will accompany that prospectus.

Applications must be for a minimum of 50 SPS ($5,000).

WHEN TO APPLY?

The key dates for the Offer are summarised on page 2.

What you need to do

If you are eligible to apply for SPS and you want to apply for SPS, then you need to complete the following four steps:

READ	**Read** this Prospectus in full, paying particular attention to: • important information on the inside front cover; • answers to key questions in Section 2; • risks that may be relevant to an investment in SPS in Section 5; and • the Terms of Issue in Appendix A.
CONSIDER AND CONSULT	**Consider** all risks and other information about SPS in light of your investment objectives, financial situation or particular needs (including financial and taxation issues). **Consult** your Co-Manager, Participating Broker or other professional adviser if you are uncertain as to whether you should apply for SPS.
COMPLETE AN APPLICATION FORM	Applications for SPS may only be made on an Application Form. If you are a Broker Firm Applicant, you should contact your Co-Manager or Participating Broker for information on how to submit the Application Form and your Application Payment.
SUBMIT YOUR APPLICATION	**Mail or deliver** your completed Application Form and Application Payment to your Co-Manager or Participating Broker. It must be received by the Co-Manager or Participating Broker by 10.00am on the Closing Date, in time for them to arrange settlement on your behalf by the Settlement Date on **19 June 2006**.

FOR MORE INFORMATION If, after you have read this Prospectus, you have any questions regarding the Offer or how to apply for SPS, contact your Co-Manager, Participating Broker or other professional adviser.

1

KEY TERMS OF SPS

THIS SECTION SUMMARISES THE KEY TERMS OF SPS.

For more detail on these key terms - see Section 2 which provides answers to key questions about SPS and the Offer generally. This information is a summary only. You should read this summary subject to the other information contained in this Prospectus, in particular:

- the risks in Section 5; and
- the Terms of Issue in Appendix A.

1. Key terms of SPS

GENERAL

Issuer	St.George Bank Limited (ABN 92 055 513 070).
Security	Step-up Preference Shares (SPS). SPS are non-cumulative unsecured preference shares in the capital of St.George.
Issue Price	$100 per SPS (Face Value).
Term	SPS have no maturity date and are perpetual - unless Exchanged.
Increased Margin Date	20 August 2016.
Quotation on ASX	St.George has applied to quote SPS on ASX under ASX code 'SGBPC'. Quotation is not guaranteed or automatic. If ASX does not grant permission for SPS to be quoted, SPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.
Expected Issue Credit Rating[1]	'BBB+' by Standard & Poor's, 'A3' by Moody's and 'A-' by Fitch Ratings.

DIVIDENDS

Floating rate franked Dividends

Dividends are preferred, non-cumulative, based on a floating rate and expected to be fully franked. Dividends are scheduled to be paid quarterly in arrears subject to the Payment Tests.

Dividend Rate

The Dividend Rate for each quarterly Dividend will be calculated using the following formula:

Dividend Rate = (**Bank Bill Swap Rate** + **Margin**) x (1 - **Tax Rate**)

where:

Bank Bill Swap Rate	• the Bank Bill Swap Rate on the first Business Day of the relevant Dividend Period;
Margin	• from (and including) the Allotment Date until (but not including) 20 August 2016 - the Initial Margin set through the Bookbuild, which is 1.10% per annum; and • from (and including) 20 August 2016 until SPS are Exchanged - the Initial Margin set through the Bookbuild plus a one time step-up of 1.00% per annum; and
Tax Rate	• the Australian corporate tax rate applicable to St.George's franking account as at the Allotment Date - 30% at the date of this Prospectus (expressed as a decimal in the formula, 0.30).

Dividend Payment Dates

Dividends are scheduled to be paid in arrears on 20 August, 20 November, 20 February and 20 May in each year that SPS are on issue. The first Dividend Payment Date is 20 August 2006. The last Dividend Payment Date is the date on which SPS are Exchanged.

If any of these dates are not Business Days (as is the case for the first Dividend Payment Date), then payment will be made on the next Business Day.

Franking

St.George expects Dividends to be fully franked. If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George differs from the Tax Rate, the Dividend will be adjusted downwards or upwards accordingly.

If a Dividend is unfranked or partially franked, the Dividend will be increased to compensate for the unfranked component.

Note:

1 Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered to be investment grade - see Section 4.8 for further information about credit ratings associated with SPS and Section 5.1.10 for risks associated with credit ratings.

Payment Tests	The payment of a Dividend is subject to the Payment Tests which are summarised as: • the Directors declaring a Dividend to be payable; • St.George having sufficient profits available to pay the Dividend; • St.George being able to pay the Dividend without St.George or the Group breaching APRA's capital adequacy guidelines; • the amount of the Dividend not exceeding St.George's APRA Distributable Profits; and • in the case of an Optional Dividend, APRA's prior written approval.
Dividend stopper if Dividends are not paid	If St.George does not declare a Dividend or pay a declared Dividend in full within 20 Business Days after a Dividend Payment Date, then a dividend stopper applies. This means that St.George may not pay any dividend or distribution on any Equal Ranking Capital Securities (including SAINTS and DCS) or Junior Ranking Capital Securities (including Ordinary Shares) or make any return of capital on any Junior Ranking Capital Securities without the approval of a special resolution of Holders, unless (among other things) St.George pays 12 months Dividends in full or pays any unpaid Dividends from the last 12 months.

EXCHANGE

Exchange by St.George	St.George may choose Exchange of: • some or all of your SPS on 20 August 2016, or any Dividend Payment Date after that date; and • all (but not some only) of your SPS following the occurrence of a Tax Event, Regulatory Event or Acquisition Event. On Exchange, St.George may choose to: • convert each SPS into a number of Ordinary Shares equal to the Conversion Number; • redeem, buy back or cancel SPS for the Face Value of $100 each (subject to APRA's approval); or • undertake a combination of the above.
Exchange by Holders	Holders have no right to request Exchange.
Conversion Number	The Conversion Number that determines the rate at which each SPS will convert into Ordinary Shares will be calculated by dividing: • the Face Value of $100 per SPS; by • the volume weighted average price (VWAP) of Ordinary Shares during the 20 Business Days immediately preceding the Exchange Date - reduced by the Conversion Discount of 2.5%. This number of Ordinary Shares that a Holder will receive on conversion for each SPS is subject to a Maximum Conversion Number.
Maximum Conversion Number	400, subject to certain adjustments. The Maximum Conversion Number ensures the maximum number of Ordinary Shares that each SPS can be Exchanged for is 400 Ordinary Shares.

RANKING

Ranking on winding up	SPS are not deposits or liabilities of St.George. SPS rank for payment on a winding up of St.George ahead of Ordinary Shares and effectively equal with Equal Ranking Capital Securities (including SAINTS and DCS), but are subordinated to all depositors and creditors of St.George. St.George reserves the right in the future to issue additional SPS, or other preference shares or Capital Securities ranking ahead of, equally with or behind SPS, whether in respect of dividends, a return of capital on winding up, or otherwise.

You should read the whole of this Prospectus carefully. If you are unclear in relation to any matter or uncertain if SPS are a suitable investment for you, you should consult your Co-Manager, Participating Broker or other professional adviser.

ANSWERS TO KEY QUESTIONS

THIS SECTION ANSWERS SOME KEY QUESTIONS YOU MAY HAVE ABOUT SPS.

The answers to these key questions are intended as a guide only. Further details are provided elsewhere in this Prospectus, which you should read in its entirety. The Terms of Issue are in Appendix A.

2. Answers to key questions

2.1 DESCRIPTION OF SPS

2.1.1 What are SPS?

SPS is an acronym for Step-up Preference Shares, which are non-cumulative unsecured preference shares in the capital of St.George.

SPS:

- entitle Holders to preferred, non-cumulative Dividends, based on a floating rate, which are expected to be fully franked - subject to the Payment Tests - see Section 2.4.7;
- can be Exchanged by St.George on 20 August 2016, or any Dividend Payment Date after that date, or earlier in certain specified circumstances - see Section 2.5; and
- rank for payment on a winding up of St.George ahead of Ordinary Shares and effectively equal with Equal Ranking Capital Securities (including SAINTS and DCS) and rank behind all depositors and creditors of St.George - see Section 2.6.1.

2.1.2 Why is St.George issuing SPS?

The Offer forms part of St.George's ongoing capital management program. SPS are being issued to partially replace the hybrid Tier 1 funding previously provided by the PRYMES before their conversion into Ordinary Shares in February 2006. The proceeds of the Offer are intended to be used to fund the ongoing growth of St.George's business.

As part of the ongoing capital management program, St.George also intends to issue a non-innovative Tier 1 Capital security of around $250 million later in calendar year 2006. Following this issue, St.George expects that its Tier 1 Capital Ratio will be back within its target range.

For more information about St.George's capital management - see Section 4.6.

2.1.3 Can SPS be traded on ASX?

St.George has applied to quote SPS on ASX. Quotation is not guaranteed or automatic. Quotation on ASX will allow you to realise or increase your investment in SPS by selling or buying SPS on ASX at the market price. There can be no assurances as to what that market price will be.

For more information on the risks associated with an investment in SPS - see Section 5.

If ASX does not grant permission for SPS to be quoted, SPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible. If SPS are quoted on ASX, then they can be purchased or sold through any stockbroker in Australia.

SPS are expected to trade under ASX code 'SGBPC'.

2.1.4 Are SPS independently rated?

SPS have been assigned an Issue Credit Rating of 'BBB+' by Standard & Poor's, 'A3' by Moody's and 'A-' by Fitch Ratings. Any Issue Credit Rating of 'BBB-' or higher from Standard & Poor's and Fitch Ratings or 'Baa3' or higher from Moody's is currently considered 'investment grade'.

For information about credit ratings associated with SPS - see Section 4.8. For information about the risks associated with credit ratings - see Section 5.1.10.

2.2 THE OFFER AND APPLYING FOR SPS

2.2.1 What is the Offer?

The Offer is for 1.5 million SPS at an Issue Price of $100 each to raise up to $150 million.

For more information on the Offer - see Section 3.

2.2.2 What are the risks of investing in SPS?

There are risks associated with investing in SPS and in St.George and the banking industry generally, many of which are outside the control of St.George.

For more information on the particular risks associated with investing in SPS - see Section 5.1.

For more information on the particular risks associated with investing in St.George and the banking industry generally - see Section 5.2.

2.2.3 What are the taxation consequences of investing in SPS?

The taxation consequences for you of investing in SPS will depend on your individual circumstances. You should obtain your own tax advice before investing in SPS.

For the Tax Letter that summarises the relevant taxation consequences for Australian resident Holders - see Section 6.

2.2.4 Who may apply for SPS?

You may apply for SPS if you are:

- an Institutional Investor who was invited by the Lead Manager to bid for SPS through the Bookbuild under the **Institutional Offer**; or
- an Australian resident retail client of a Co-Manager or Participating Broker who may apply under the **Broker Firm Offer**.

There is no general public offer of SPS or any general offer of SPS to Ordinary Shareholders or SAINTS Holders. However, St.George intends to issue a non-innovative Tier 1 Capital security of around $250 million later in calendar year 2006. A prospectus for that issue will be made available if those securities are offered. Anyone wishing to acquire those securities will need to complete the application form which will be in or will accompany that prospectus.

For more information on who may apply for SPS - see Section 3.2.

2.2.5 How can you apply for SPS?

Details of how to apply for SPS are contained in Section 3. An Application Form is attached to this Prospectus.

Instructions on how to complete your Application Form are set out at the back of the Application Form.

For more information on how to apply for SPS - see Section 3.4.

2.2.6 Is there a minimum Application amount?

Yes. If you apply to invest in SPS, you must pay $100 per SPS upon Application. You must apply for a minimum of 50 SPS ($5,000). If you apply for more than 50 SPS, you must apply for multiples of 10 SPS that is for incremental multiples of at least $1,000.

2.2.7 Is there brokerage or stamp duty payable?

No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any subsequent trading of your SPS on ASX after SPS have been quoted on ASX.

2.3 REGULATORY AND TAXATION MATTERS

2.3.1 What is APRA?

APRA is the Australian Prudential Regulation Authority which is the prudential regulator of the Australian financial services industry. It oversees banks, credit unions, building societies, general insurance and reinsurance companies, life insurance companies, friendly societies, and most members of the superannuation industry. APRA is funded largely by the industries that it supervises. APRA was established on 1 July 1998.

Prudential standards set by APRA define the capital adequacy standards for APRA-regulated entities including St.George as an authorised deposit-taking institution. The APRA prudential standard (APS 110 - Capital Adequacy) aims to ensure that authorised deposit-taking institutions maintain adequate capital to support the risks associated with their activities on both a stand-alone and group basis. It outlines the overall framework adopted by APRA for assessing an authorised deposit-taking institution's capital adequacy.

APRA's website at **www.apra.gov.au** includes further details of its functions, prudential standards and guidelines.

2.3.2 How are SPS treated by APRA for regulatory capital purposes?

The proceeds of the Offer will satisfy the current prudential guidelines for Tier 1 Capital as set by APRA.

For more information about St.George's capital management - see Section 4.6; and for more information on the pro-forma financial effect of the issue of SPS on St.George's capital position - see Section 4.7.

2.3.3 Could regulatory changes affect SPS?

If there is a regulatory change, and St.George determines (based on advice from a reputable legal counsel) that the regulatory change has certain specified effects, then a Regulatory Event will occur and St.George may choose Exchange.

For more information on St.George's right of Exchange and the definition of a Regulatory Event - see Sections 2.5.3 and 2.5.7.

2.3.4 Could tax changes affect SPS?

If there is a tax change, and St.George determines (based on advice from a reputable legal counsel or tax adviser) that the tax change will have certain specified effects, then a Tax Event will occur and St.George may choose to Exchange.

For more information on St.George's right of Exchange and the definition of a Tax Event - see Sections 2.5.3 and 2.5.6.

2.4 DIVIDENDS

2.4.1 What are Dividends?

Dividends are preferred, non-cumulative, based on a floating rate, expected to be fully franked and subject to the Payment Tests - see Section 2.4.7.

Dividends are scheduled to be paid quarterly in arrears at the Dividend Rate - see Section 2.4.2.

2.4.2 How will the Dividend Rate be calculated?

The Dividend Rate for each quarterly Dividend will be set on the first Business Day of each Dividend Period and will be calculated using the following formula:

Dividend Rate = (**Bank Bill Swap Rate** + **Margin**) x (1 - **Tax Rate**)

where:

Bank Bill Swap Rate is the Bank Bill Swap Rate on the first Business Day of the relevant Dividend Period;

Margin is:

- from (and including) the Allotment Date until (but not including) 20 August 2016 - the Initial Margin set through the Bookbuild, which is 1.10% per annum; and
- from (and including) 20 August 2016 until SPS are Exchanged - the Initial Margin set through the Bookbuild plus a one time step-up of 1.00% per annum; and

Tax Rate is the Australian corporate tax rate applicable to St.George's franking account as at the Allotment Date - 30% at the date of this Prospectus (expressed as a decimal in the formula, 0.30).

As an example, assuming the Bank Bill Swap Rate on the Allotment Date is the same as that on 7 June 2006, then the Dividend Rate for the first Dividend Period (from the Allotment Date to 20 August 2006) will be calculated as follows:

Bank Bill Swap Rate (ie Bank Bill Swap Rate on 7 June 2006)	5.8950% per annum
Plus: the Initial Margin	+ 1.1000% per annum
Equivalent grossed-up Dividend Rate	**6.9950% per annum**
Multiplied by (1 - Tax Rate)	X 0.70
Indicative fully franked Dividend Rate[1]	**4.8965% per annum**

Note:
1 The calculation of the Dividend Rate will be rounded to four decimal places. The Bank Bill Swap Rate and Margin on which this calculation is based are for illustrative purposes only and do not indicate, guarantee or forecast the actual Dividend Rate. The actual Dividend Rate may be higher or lower than this.

The Dividend Rate set for each Dividend Period after the first Dividend Payment Date will be calculated using the above formula.

For more information on the calculation of the Dividend Rate - see clause 2.1 of the Terms of Issue.

2.4.3 How will the actual amount of the Dividend be calculated?

The Dividend scheduled to be paid on each Dividend Payment Date will be calculated using the following formula:

$$\textbf{Dividend payment} = \frac{\textbf{Dividend Rate} \times \textbf{Face Value} \times \textbf{N}}{365}$$

where:

Dividend Rate is calculated as set out in Section 2.4.2;

Face Value is $100 per SPS; and

N is the number of days in the Dividend Period ending on (but not including) the relevant Dividend Payment Date.

Continuing from the previous example, if the Dividend Rate was 4.8965% per annum as calculated in Section 2.4.2, then the Dividend on each SPS for an indicative Dividend Period of 90 days would be calculated as follows:

Fully franked Dividend Rate	4.8965% per annum
Multiplied by the Face Value	x $100.00
Multiplied by number of days in the Dividend Period	x 90[1]
Divided by the number of days in a year	÷ 365
Fully franked Dividend	**$1.2074**[2]

Notes:
1 Dividend Periods will generally be 90 - 92 days. The first Dividend Period is an exception as, if the Allotment Date is 20 June 2006 as expected, it will comprise only 61 days.
2 All calculations of Dividends will be rounded to the nearest four decimal places. For the purposes of making any Dividend payment in respect of a Holder's total holding of SPS, any fraction of a cent will be disregarded. The Dividend Rate on which this calculation is based and the Dividend above are for illustrative purposes only and do not indicate, guarantee or forecast the actual Dividend. The actual Dividend may be higher or lower than this.

For the calculation of the Dividend - see clause 2.1 of the Terms of Issue.

2.4.4 What is the Bank Bill Swap Rate?

The Bank Bill Swap Rate is a benchmark interest rate in the Australian money market, commonly used by major Australian banks to lend cash to each other over a 90 day period. On 7 June 2006, the Bank Bill Swap Rate was 5.8950% per annum.

For information on the movement in the Bank Bill Swap Rate over the last 20 years and the risks associated with movements in the Dividend Rate - see Section 5.1.3.

2.4.5 When will Dividends be paid?

Subject to the Payment Tests described in Section 2.4.7, Dividends are scheduled to be paid on each Dividend Payment Date. The first Dividend Payment Date is 20 August 2006. The last Dividend Payment Date is the date on which SPS are Exchanged.

After the first Dividend Period, the Dividend Rate will be determined and the Dividend will be paid on the following dates each year. If any of these days is not a Business Day (as is the case for the first Dividend Payment Date), the Dividend Rate will be determined and the Dividend paid on the next Business Day.

Dividend Rate determined	Dividend Payment Date
20 August	20 November
20 November	20 February
20 February	20 May
20 May	20 August

2.4.6 How will your Dividends be paid?

Dividends will be paid in Australian dollars by cheque, direct credit, or such other means as authorised by the Directors. St.George reserves the right to vary the way in which any Dividend is paid.

If you are allotted any SPS, when you are sent your Holding Statement the Registry will provide you with a personalised direct credit form on which you can provide your Australian dollar financial institution account details if you wish to receive your Dividends by direct credit.

2.4.7 Will Dividends always be paid?

Dividends may not always be paid. The payment of a Dividend is subject to the Payment Tests which are summarised as:

- the Directors declaring a Dividend to be payable;
- St.George having sufficient profits available to pay the Dividend;
- St.George being able to pay the Dividend without St.George or the Group breaching APRA's capital adequacy guidelines;
- the amount of the Dividend not exceeding St.George's APRA Distributable Profits; and
- in the case of an Optional Dividend, APRA's prior written approval.

If one or more of these conditions are not satisfied, a Dividend may not be paid. As Dividends are non-cumulative, Holders will have no recourse to payment from St.George and may not receive payment of these Dividends at any later time.

For more information on the major risks affecting the level of profitability of St.George - see Section 5.2.

For the actual Payment Tests - see clause 2.3 of the Terms of Issue.

2.4.8 What are APRA Distributable Profits?

Broadly, APRA Distributable Profits are:

- the profits after tax of the Group for the immediately preceding 12 month period ending 31 March or 30 September which are publicly available (or another amount determined by APRA); less
- the aggregate amount of dividends or interest paid or payable by a member of the Group on its Tier 1 Capital or Upper Tier 2 Capital securities (which includes dividends on Ordinary Shares, but not intra-group dividends or interest) in the 12 months up to the Record Date for the Dividend or Optional Dividend.

For the full definition of APRA Distributable Profits - see clause 2.3(a)(iv) of the Terms of Issue.

2.4.9 Can St.George make Optional Dividend payments?

The Directors may determine that an Optional Dividend is payable as described in clause 2.9(d) of the Terms of Issue. The payment of an Optional Dividend is subject to APRA's approval as well as the Payment Tests as described in Section 2.4.7.

2.4.10 What happens if a Dividend is not paid?

Dividends on SPS are non-cumulative and therefore if a Dividend or part of a Dividend is not paid on a Dividend Payment Date, Holders have no right to receive that Dividend at any later time.

If St.George does not declare a Dividend or pay a declared Dividend in full within 20 Business Days after a Dividend Payment Date, then a dividend stopper applies. This means that St.George may not pay any dividend or distribution on any Equal Ranking Capital Securities or Junior Ranking Capital Securities or make any return of capital on any Junior Ranking Capital Securities, without the approval of a special resolution of Holders - unless:

- four consecutive Dividends scheduled to be paid on SPS, after the Dividend Payment Date for the Dividend that has not been paid, have been paid in full;
- an Optional Dividend has been paid to the Holders equal to the aggregate amount of unpaid Dividends for the 12 months prior to the date of payment of the Optional Dividend;
- a pro rata payment is made on SPS and on Equal Ranking Capital Securities ranking equally with SPS in respect of those payments; or
- all SPS have been Exchanged.

Payment of Optional Dividends is subject to the Payment Tests as described in Section 2.4.7.

For the full details on the dividend stopper and the circumstances in which it will not apply - see clause 2.9 of the Terms of Issue.

2.4.11 What happens if St.George is unable to pay fully franked Dividends?

If a Dividend is unfranked or partially franked, St.George will increase the amount of the Dividend to compensate for the unfranked component. Where the Directors make a declaration to pay a Dividend which is not fully franked but the Dividend is not increased, St.George will be restricted by the dividend stopper - see Section 2.4.10.

For the formula that will apply to calculate the amount to be paid to compensate for the unfranked component - see clause 2.2(b) of the Terms of Issue.

2.4.12 What happens if the Australian corporate tax rate changes?

If there is a change in the Australian corporate tax rate applicable to the franking account of St.George from which a Dividend is to be franked (ie a change from the 30% Australian corporate tax rate which is taken to be applicable on the Allotment Date), the Dividend will be adjusted downwards or upwards accordingly.

For the formula that will apply to adjust the Dividend - see clause 2.2(a) of the Terms of Issue.

2.5 EXCHANGE

2.5.1 What is Exchange?

Exchange is the process through which St.George may, subject to certain conditions, choose to:

- convert each SPS into a number of Ordinary Shares equal to the Conversion Number;
- redeem, buy back or cancel SPS for the Face Value of $100 each (subject to APRA's approval); or
- undertake a combination of the above.

Any buy-back or cancellation of SPS will be subject to St.George obtaining all relevant consents.

For further information about Exchange - see clause 3 of the Terms of Issue.

2.5.2 Can a Holder request Exchange?

No. Holders have no right to request Exchange.

2.5.3 When can St.George require Exchange?

St.George may choose to Exchange:

- some or all of your SPS - by giving a notice to Holders at least 30 Business Days (but no more than three months) before 20 August 2016 or any Dividend Payment Date after that date; and
- all (but not some only) of SPS on issue - by giving a notice to Holders at any time following the occurrence of a Tax Event or Regulatory Event; or
- all (but not some only) of SPS on issue - by giving a notice to Holders within six months of the occurrence of an Acquisition Event.

For more information on Exchange - see clause 3 of the Terms of Issue.

2.5.4 On conversion how many Ordinary Shares will you receive?

On conversion, the number of Ordinary Shares you will receive for each SPS will be the Conversion Number. The Conversion Number will be calculated by reference to the Face Value and the VWAP on the 20 Business Days immediately before the Exchange Date as calculated using the following formula:

$$\textbf{Conversion Number} = \frac{\textbf{Face Value}}{\textbf{VWAP} \times (1 - \textbf{Conversion Discount})}$$

The Conversion Discount is equal to 2.5%.

For the Conversion Number formula - see clause 3.4 of the Terms of Issue.

The total number of Ordinary Shares issued upon conversion of each SPS is capped at the Maximum Conversion Number, which is 400 Ordinary Shares. The Maximum Conversion Number may be adjusted to reflect transactions affecting the capital of St.George (including capital reconstructions, buy-backs, returns of capital, bonus and rights issues and other circumstances at the sole discretion of the Directors).

All of the Ordinary Shares issued upon conversion will rank equally in all respects with Ordinary Shares then on issue.

For details of the adjustments that apply to the Conversion Number - see clauses 3.6 to 3.10 of the Terms of Issue.

2.5.5 When will you receive your Ordinary Shares or cash on Exchange?

The day on which you will receive your Ordinary Shares or cash on Exchange will be called the Exchange Date and will vary depending on what has caused St.George to choose Exchange.

For more information on when Exchange Dates will be determined - see clause 3.1 of the Terms of Issue.

2.5.6 What is a Tax Event?

Broadly, a Tax Event occurs when St.George receives professional advice that, as a result of a change in Australian tax law, or an administrative pronouncement or ruling, on or after the Allotment Date, there is a more than insubstantial risk that St.George would be exposed to more than an insignificant increase in its costs in relation to SPS being on issue or SPS will not be treated as equity interests for taxation purposes or franking credits may not be available to Holders.

Following the occurrence of a Tax Event, St.George may choose Exchange of all (but not some only) of SPS on issue.

For the full definition of a Tax Event - see clause 8 of the Terms of Issue.

2.5.7 What is a Regulatory Event?

Broadly, a Regulatory Event occurs when St.George receives professional advice that, as a result of a change of law or regulation on or after the Allotment Date, additional requirements would be imposed on St.George which the Directors determine as unacceptable or that St.George will not be entitled to treat all SPS as eligible Tier 1 Capital.

Following the occurrence of a Regulatory Event, St.George may choose Exchange of all (but not some only) of SPS on issue.

For the full definition of a Regulatory Event - see clause 8 of the Terms of Issue.

2.5.8 What is an Acquisition Event?

An Acquisition Event occurs when:

- a takeover bid is made to acquire all or some Ordinary Shares, the offer is or becomes unconditional and either the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue or the Directors recommend acceptance of the takeover offer; or
- the Directors recommend a scheme of arrangement, which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue.

Within six months of the occurrence of an Acquisition Event, St.George may choose Exchange of all (but not some only) of SPS on issue.

For the full definition of an Acquisition Event - see clause 8 of the Terms of Issue.

2.5.9 What is the Buy-Back Agreement?

Each Holder will enter into a Buy-Back Agreement with St.George on the relevant Exchange Date if St.George elects to use a buy-back as the method of Exchange. The Buy-Back Agreement that will be in place will have the terms set out in the schedule to the Terms of Issue.

The Buy-Back Agreement provides that St.George will buy back each SPS for its Face Value on the relevant Exchange Date. Each Holder irrevocably appoints any Director or officer or duly authorised attorney of St.George as its true and lawful attorney to execute a transfer and to give any necessary direction to any other person or take any other action which may be required to facilitate the transfer to St.George of the SPS, and agrees that, in exercising this power of attorney, St.George shall be entitled to act in the interests of St.George as the buyer of SPS.

The Buy-Back Agreement will take effect upon, and will have no force or effect until, the happening of the last to occur of the following events:

- St.George giving an Exchange Notice to each of the Holders that it has determined to buy back the SPS identified in the Exchange Notice; and
- St.George obtaining all consents (if any) to the buy-back which are required to be obtained from Ordinary Shareholders or any regulatory authority or other person pursuant to, and in the manner required by, any applicable law or by the listing rules of any stock exchange on which SPS are quoted.

For the details of the Buy-Back Agreement - see the schedule to the Terms of Issue.

2.5.10 What happens if St.George does not require Exchange by 20 August 2016?

If SPS are not Exchanged by 20 August 2016, the Initial Margin (set through the Bookbuild) will increase by a one time step-up of 1.00% per annum until all SPS are Exchanged.

2.6 RANKING

2.6.1 Where do SPS rank in a winding up of St.George?

If St.George is wound up, Holders will be entitled to a return of capital (not exceeding $100 per SPS) and payment of any Dividends declared but unpaid, depending on the amount of funds remaining in St.George after all depositors and creditors ranking ahead of SPS have been paid. Holders rank for payment on a winding up of St.George ahead of holders of Ordinary Shares and effectively equal with holders of Equal Ranking Capital Securities (including SAINTS and DCS), but are subordinated to all depositors and creditors of St.George.

If there is a shortfall of funds on a winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividends declared but unpaid.

SPS do not confer any further right to participate in a distribution of St.George's surplus assets.

For the details of ranking - see clause 4.1 of the Terms of Issue.

2.7 OTHER QUESTIONS

2.7.1 Is St.George restricted in relation to other securities it may issue?

St.George reserves the right in the future to issue additional SPS, or other preference shares (whether redeemable or not) or Capital Securities ranking ahead of, equally with or behind SPS, whether in respect of dividends (whether cumulative or not), return of capital on a winding up of St.George, or otherwise.

2.7.2 Do SPS have any participation rights?

SPS do not carry a right to participate in issues of securities or capital reconstructions of St.George.

2.7.3 Do Holders have voting rights?

Holders do not generally have voting rights, except in the limited circumstances prescribed by the ASX Listing Rules and as described in the Terms of Issue. If these circumstances apply, then each SPS will carry the same voting rights as the number of Ordinary Shares that the Holder would be entitled to, assuming that conversion had taken place immediately prior to the relevant meeting - see clause 5 of the Terms of Issue.

2.7.4 How can you find out more information about the Offer?

If, after reading this Prospectus, you have any questions, please consult your Co-Manager, Participating Broker or other professional adviser.

DETAILS OF THE OFFER

THIS SECTION SETS OUT WHAT YOU MUST DO IF YOU WISH TO APPLY FOR SPS AND DETAILS OF QUOTATION IF YOU ARE SUCCESSFULLY ALLOCATED ANY SPS, INCLUDING:

- who may apply;
- when to apply;
- how to apply;
- how to pay;
- obtaining a Prospectus and completing and submitting the Application Form;
- privacy;
- Allocation policy; and
- process for SPS to be admitted to ASX for quotation, and details about ASX quotation, trading and dispatch of Holding Statements.

3. Details of the Offer

3.1 OFFER

The Offer comprises:

- an Institutional Offer - made to certain Institutional Investors who were invited by the Lead Manager to bid for SPS through the Bookbuild - see Section 3.8.1; and
- a Broker Firm Offer - made to Australian resident retail clients of Co-Managers and Participating Brokers.

3.2 WHO MAY APPLY

You may apply for SPS if you are:

- an Institutional Investor who was invited by the Lead Manager to bid for SPS through the Bookbuild; or
- an Australian resident retail client of a Co-Manager or Participating Broker.

There is no general public offer of SPS or any general offer of SPS to Ordinary Shareholders or SAINTS Holders. However, St.George intends to issue a non-innovative Tier 1 Capital security of around $250 million later in calendar year 2006. A prospectus for that issue will be made available if those securities are offered. Anyone wishing to acquire those securities will need to complete the application form which will be in or will accompany that prospectus.

Applications must be for a minimum of 50 SPS ($5,000).

No action has been taken in any jurisdiction outside Australia to permit the offer of SPS in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with SPS in that jurisdiction.

For more information on foreign selling restrictions - see Section 7.4.

3.3 WHEN TO APPLY

The Offer is open as at the date of this Prospectus, which is 8 June 2006.

In order to be eligible, all Applications must be received by a Co-Manager or Participating Broker by 10.00am on the Closing Date, in time for them to arrange settlement on your behalf on the expected Settlement Date of 19 June 2006.

St.George, in conjunction with the Lead Manager, reserves the right to amend this indicative timetable without notice including, subject to the Corporations Act and the ASX Listing Rules, to close the Offer early, to extend the Closing Date, to accept late Applications, or to cancel the Offer prior to allotment of SPS.

St.George may withdraw or cancel the Offer at any time prior to the Allotment Date.

3.4 HOW TO APPLY

If you are eligible to apply for SPS, then you should contact your Co-Manager or Participating Broker for information on how to submit the Application Form and your Application Payment.

The Settlement Date for the Broker Firm Offer is expected to be 19 June 2006. Your Co-Manager or Participating Broker must have received your completed Application Form and Application Payment in time to arrange settlement on your behalf by this date. Your Co-Manager or Participating Broker will act as your agent in processing your Application Form and providing your Application details and Application Payment to St.George.

If you download the electronic version of this Prospectus, you should ensure that you download and read the Prospectus in its entirety. You cannot apply online except where the facility is provided by a Co-Manager or Participating Broker.

The Corporations Act prohibits any person from passing an Application Form on to another person unless it is attached to or accompanied by a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

3.5 HOW TO PAY

3.5.1 Minimum Application amount

The application price of each SPS is $100, also referred to as the Issue Price. Your Application must be for a minimum of 50 SPS ($5,000). If your Application is for more than 50 SPS, you must apply in multiples of 10 SPS that is for incremental multiples of at least $1,000.

St.George and the Lead Manager reserve the right to reject any Application, or to Allocate a lesser number of SPS than applied for, including less than the minimum Application of 50 SPS ($5,000).

You should make your Application Payment under arrangements made between you and your Co-Manager or Participating Broker.

3.5.2 Application Payments held in trust

All Application Payments received before SPS are issued will be held by St.George in a trust account established solely for the purpose of depositing Application Payments received. Any interest that accrues in the trust account will be retained by St.George.

3.5.3 Brokerage and stamp duty

No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any subsequent trading of your SPS on ASX after SPS have been quoted on ASX.

3.5.4 Refunds

If the Offer does not proceed for any reason and SPS are not issued, Applicants will have their Application Payments refunded to them (without interest) as soon as possible.

If you are allotted and issued less than the number of SPS that you applied for, you will receive a refund of part of your Application Payment as soon as possible after the Closing Date. No interest will be payable on the refunded part of an Application Payment.

3.6 OBTAINING A PROSPECTUS AND COMPLETING THE APPLICATION FORM

If you are a Broker Firm Applicant, who wants to apply for SPS, you must apply on an Application Form, which is included in the back of this Prospectus.

Broker Firm Applicants must send their completed Application Form and Application Payment to their Co-Manager or Participating Broker, and NOT to the Registry, within sufficient time to enable their Co-Manager or Participating Broker to settle their Broker Firm Allocation by the Settlement Date, which is expected to be 19 June 2006.

An electronic copy of this Prospectus will be available to persons in Australia online at **www.stgeorge.com.au/about/investor** during the Offer Period. On the St.George website, the Application Form will only be available with the Prospectus during the Offer Period. If you access an electronic copy of this Prospectus, you should ensure that you download and read the entire Prospectus. Your Application will only be considered where you have applied on an Application Form that accompanied a copy of the Prospectus.

There is no facility for Broker Firm Applicants to submit their Applications electronically except where the facility is provided by a Co-Manager or Participating Broker.

You can also request a free paper copy of this Prospectus by contacting the **St.George InfoLine on 1800 804 457**.

3.6.1 Provision of bank account details for Dividends

Dividends shall be paid in Australian dollars by cheque, direct credit, or such other means as authorised by the Directors.

If you choose to receive Dividends via direct credit:

- the Registry will send you a personalised direct credit form requesting your account details when your Holding Statement is dispatched to you. Please complete and return this direct credit form as soon as possible; and
- St.George will pay your Dividends directly into an Australian dollar account of a financial institution nominated by you.

3.6.2 Provision of Tax File Number or Australian Business Number

If you are issued any SPS, the Registry will provide you with a form (when your Holding Statement is dispatched to you) that will request that you provide your TFN, ABN or both.

You do not have to provide your TFN or ABN. However, St.George may be required to withhold Australian tax at the highest marginal tax rate (currently 48.5% including the medicare levy) on the amount of any Dividend unless you provide one of the following:

- TFN;
- TFN exemption number (if applicable); or
- ABN (if SPS are held in the course of an enterprise carried on by you).

3.6.3 Provision of personal information

The information about you included on an Application Form is used for the purposes of processing the Application and, if the Application is successful, to administer your SPS (and, if they are issued in the future upon Exchange, your holding of Ordinary Shares). For information about the acknowledgements and privacy statement in relation to personal information that you provide St.George by completing an Application Form - see Section 3.7.

3.7 PRIVACY

When making an Application, Applicants will be required to provide personal information to St.George. St.George will collect, hold and use an Applicant's personal information in order to assess the Application, service the Applicant's needs as an investor, provide facilities and services that an Applicant requests and carry out appropriate administration.

Company and tax law requires some of the information to be collected. If an Applicant does not provide the information requested, the Application may not be processed efficiently, or at all.

St.George or its agents may disclose an Applicant's personal information for purposes related to the Applicant's investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act 1988 (Cth):

- the Lead Manager - in order to assess the Application;
- the Registry - for ongoing administration of the register; and
- the printers and the mailing house - for the purpose of preparation and distribution of statements and for handling of mail.

If an Applicant becomes a Holder, the Applicant's information may also be used or disclosed from time to time to inform the Applicant about St.George's products or services that St.George thinks may be of interest to the Applicant. An Applicant may elect not to have their information used for this purpose by telephoning the **St.George InfoLine on 1800 804 457**.

The information may also be disclosed to companies within the Group and to their agents and service providers on the basis that they deal with such information in accordance with St.George's privacy policy.

Under the Privacy Act 1988 (Cth), an Applicant may request access to personal information held by (or on behalf of) St.George or the Registry. An Applicant's request for access may be denied in some circumstances and if this happens the Applicant will be told why. An Applicant can request access to personal information by writing to, or telephoning, the Registry:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Email: privacy@computershare.com.au

St.George InfoLine 1800 804 457.

You can obtain a copy of St.George's privacy policy at **www.stgeorge.com.au**.

3.8 ALLOCATION POLICY

The Allocation policy for Institutional Investors, Co-Managers and Participating Brokers has been determined under the Bookbuild.

3.8.1 Bookbuild

The Bookbuild was a process that was conducted by the Lead Manager in consultation with St.George before the Opening Date to determine the Initial Margin and to determine firm Allocations to Institutional Investors, Co-Managers and Participating Brokers. In this process, Institutional Investors, Co-Managers and certain other brokers were invited to lodge bids for a number of SPS within the Margin range of 1.10% per annum to 1.20% per annum. On the basis of those bids, St.George and the Lead Manager have determined the Initial Margin to be 1.10% per annum as well as determining firm Allocations to Institutional Investors, Co-Managers and other brokers (the other brokers who received a firm Allocation became Participating Brokers).

The Bookbuild was conducted under the terms and conditions agreed by St.George and the Lead Manager in the Offer Management Agreement - see Section 7.3.

SPS Allocated firm to Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild will be issued through Applications made under this Prospectus.

3.8.2 Settlement underwriting

The Lead Manager has agreed with St.George to settlement underwrite the number of SPS Allocated to Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild. Settlement underwrite means that if any of the Institutional Investors, Co-Managers or Participating Brokers fail to deliver valid Applications including Application Payments to St.George by the Settlement Date (which is the day before the Allotment Date), the Lead Manager will be issued with and pay for those SPS.

Under the Offer Management Agreement, as part of this settlement underwriting, the Lead Manager will pay to St.George, or procure payment to St.George of, the aggregate proceeds raised from Institutional Investors, Co-Managers and Participating Brokers under the Bookbuild by the settlement day, which is the day before the Allotment Date.

The Offer Management Agreement may be terminated by the Lead Manager in certain circumstances. If the Offer Management Agreement is terminated, Institutional Investors, Co-Managers and Participating Brokers who participated in the Bookbuild can withdraw their firm Allocations.

For details of the fees to be paid to the Lead Manager and the Co-Managers and Participating Brokers - see Section 7.6.

3.8.3 Allocations

Institutional Offer	Allocations to Institutional Investors have been determined by, and subject to, the terms and conditions of the Bookbuild.
Broker Firm Offer	Allocations to Applicants by a Co-Manager or Participating Broker are at the discretion of that Co-Manager or Participating Broker. Broker Firm Allocations to Co-Managers and Participating Brokers have been determined by and subject to the terms and conditions of the Bookbuild. Allocations by Co-Managers and/or Participating Brokers to their Australian resident retail clients are at the discretion of that Co-Manager and/or Participating Broker, not St.George (acting in its capacity as the issuer of SPS) or the Lead Manager.

After SPS are allotted to any Applicants, the Application Payment held in trust will be payable to St.George. St.George intends to allot SPS on 20 June 2006.

3.9 ASX QUOTATION, TRADING AND HOLDING STATEMENTS

3.9.1 ASX quotation

St.George has applied to ASX for SPS to be quoted on ASX. Quotation is not guaranteed or automatic. If ASX does not grant permission for SPS to be quoted, SPS will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

SPS are expected to trade under ASX code 'SGBPC'.

3.9.2 Holding Statement dispatch and trading

Holding Statements are expected to be dispatched to Successful Applicants by 22 June 2006.

In addition, you may call the **St.George InfoLine on 1800 804 457** or your Co-Manager or Participating Broker after the Allotment Date to enquire about your Allocation.

It is the responsibility of each Applicant to confirm their Allocation (if any) prior to trading in SPS. If you sell SPS before you receive your Holding Statement, you do so at your own risk (even if you obtained information on your Allocation from the **St.George InfoLine on 1800 804 457**).

The SPS are then expected to begin trading on ASX (on a normal settlement basis) on 27 June 2006.

3.10 CHESS

St.George will apply to ASX for SPS to participate in CHESS and, under the ASX Listing Rules and the ASTC Settlement Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister. Under CHESS, St.George will not issue certificates to investors. After the issue of SPS, Successful Applicants will receive either a CHESS allotment confirmation notice or an issuer sponsored Holding Statement. It is expected that CHESS allotment confirmation notices and Holding Statements will be dispatched by standard post soon after SPS are issued.

Holding Statements, which are similar to bank account statements, will set out the number of SPS issued to Successful Applicants under this Prospectus. The Holding Statement will also set out the HIN (for SPS held on the CHESS subregister) or SRN (for SPS held on the St.George sponsored subregister).

Further holding statements will be provided to Holders that reflect any changes in the number of SPS held by them during a particular month. Holders will be required to quote their HIN or SRN, as appropriate, in all dealings with a broker or the Registry.

3.11 ENQUIRIES

You should consult your Co-Manager or Participating Broker if you:

- have enquiries about how to apply for SPS or about the Offer and Allocation policy;
- require assistance to complete the Application Form; or
- require a copy of this Prospectus and the Application Form.

If you are a Broker Firm Applicant and you are in any doubt about the action you should take, you should immediately contact your Co-Manager, Participating Broker or other professional adviser.

OVERVIEW OF ST.GEORGE

4

THIS SECTION SETS OUT:

- where to find information about St.George;
- an overview of St.George's business;
- a summary of St.George's financial performance;
- recent developments and outlook for St.George's business;
- information on St.George's risk management framework;
- St.George's capital management strategy and capital ratios;
- pro-forma financial information for the effect of the issue of SPS on St.George; and
- information on the credit ratings relevant to the Offer.

4. Overview of St.George

4.1 INFORMATION ABOUT ST.GEORGE

St.George is a disclosing entity under the Corporations Act and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules.

In particular, St.George has an obligation under the ASX Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is, or becomes, aware concerning St.George, which a reasonable person would expect to have a material effect on the price or value of Ordinary Shares or SAINTS. This information is available on the public file at ASX and at **www.stgeorge.com.au**.

St.George is also required to prepare and lodge with ASIC both yearly and half yearly financial statements accompanied by a Directors' declaration and report, with an audit or review report.

Copies of these documents lodged with ASIC may be obtained or inspected at an ASIC office and at **www.stgeorge.com.au**.

4.2 OVERVIEW OF ST.GEORGE

St.George is the fifth largest banking group in Australia in terms of total lending assets, with a market capitalisation of $15.5 billion as at 7 June 2006. St.George's primary business is providing retail banking services, including residential mortgage loans for owner occupied and investment housing and retail call and term deposits. At 31 March 2006, St.George had total assets of $100.0 billion and shareholders' equity of $4.9 billion. St.George has a national presence in Australia with a large customer base and primarily operates in New South Wales and South Australia.

St.George has approximately 390 branches and also distributes its products through third parties such as mortgage brokers.

As at 31 March 2006, St.George employed 8,028 full time equivalent employees. There are four main business divisions:

- **Retail Bank**
Retail Bank is responsible for residential and consumer lending, the provision of personal financial services including transaction services, call and term deposits, small business banking and financial planning. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking;

- **Institutional and Business Banking**
Institutional and Business Banking is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing (including factoring and invoice discounting);

- **BankSA**
BankSA is responsible for providing retail banking and business banking services to customers in South Australia and the Northern Territory. These services are now extending into country NSW and Victoria; and

- **Wealth Management**
Wealth Management is responsible for providing wealth management administration, asset management, dealer group services, margin lending, financial advice, private banking services and general and life insurance.

4.3 FINANCIAL PERFORMANCE

St.George's net profit after tax, minority interests and goodwill impairment, and before preference dividends and significant items, for the half year to 31 March 2006 was $511 million, up 6% from $480 million for the half year to 31 March 2005. Basic earnings per Ordinary Share before goodwill impairment and significant items increased by 9% from 175.5 cents to 191.9 cents for the same period on an annualised basis.

The following table sets out a consolidated historical income statement for St.George for the half years ended 31 March 2005, 30 September 2005 and 31 March 2006. The income statement for the half year ended 31 March 2006 has been prepared on a 'full' AIFRS basis (including the impact of all AIFRS), with the exception of comparative information which has been prepared on a 'statutory' AIFRS basis (including the impact of all AIFRS other than those standards that relate to financial instruments).

CONSOLIDATED INCOME STATEMENT

	Half year ended		
$ million	31 Mar 2005	30 Sep 2005	31 Mar 2006
Interest income	2,640	2,865	3,236
Interest expense	(1,744)	(1,960)	(2,272)
Net interest income	**896**	**905**	**964**
Non-interest income	471	501	470
Significant items	16	-	-
Total non-interest income	**487**	**501**	**470**
Bad and doubtful debts expense	(58)	(52)	(65)[1]
Operating expenses	(620)	(656)	(633)
Significant items	-	(16)	-
Total operating expenses	**(620)**	**(672)**	**(633)**
Goodwill impairment	(4)	-	-
Share of net profit of equity accounted associates	3	-	-
Operating profit before income tax	**704**	**682**	**736**
Income tax expense	(211)	(202)	(226)
Income tax (expense)/benefit on significant items	(5)	5	-
Operating profit after income tax	**488**	**485**	**510**
Minority interests	3	2	1
Operating profit after income tax and minorities	**491**	**487**	**511**
Preference dividends	(31)	(32)	(9)
Profit available to Ordinary Shareholders	**460**	**455**	**502**
Add: goodwill impairment	4	-	-
Add: (profit)/loss on significant items	(11)	11	-
Operating profit after preference dividends, income tax and minorities and before goodwill impairment and significant items	**453**	**466**	**502**

Note:
1 In addition to this charge, there is a $4 million increase in the general reserve for credit losses which is not distributable to shareholders.

4.4 OUTLOOK STATEMENT

The Australian economy has posted moderate growth rates over the past year, although there has been a marked divergence across states, with commodity based regions performing by far the best, while NSW has underperformed. Housing markets have reflected this, with Perth outperforming Sydney for capital growth by a significant margin.

St.George believes the competitive environment will remain intense, particularly in the area of residential lending, business lending and retail deposits. St.George has performed well during the last year, despite a subdued property market in NSW. St.George is well positioned to benefit from the expected future upturn in the NSW economy in 2007.

St.George has established a track record of delivering on its targets, while building for the long run. For full years ending 30 September 2006 and 2007, St.George has indicated that, under the assumption of a reasonably robust economic environment, it expects to achieve earnings per share (EPS) growth of 10% per annum. These targets were established under the previous AGAAP accounting standards. Based on performance in the half year to 31 March 2006 and momentum in the business, St.George is on track to deliver on these targets. On a full AIFRS basis, the 2006 full year target is EPS growth of greater than 10%, with the 30 September 2005 year full AIFRS profit result excluding hedging and non-trading derivatives impacts, being the relevant measurement base starting point. For the 2007 full year, the target is restated and reaffirmed on an AIFRS basis, excluding the impact of hedging and non-trading derivatives. The exclusion of this component of non-interest income is appropriate because it creates some volatility in the AIFRS reported results and cannot be directly controlled by management.

St.George will continue to focus on its current priorities in order to deliver superior financial results for its shareholders. The Group is particularly focused on specific target segments, being Middle Market, Business Customers, Enterprise Customers, Private Bank and Gold Customers, as well as intermediaries, such as Mortgage Brokers and Independent Financial Advisers. The objective is for customers to not only stay with St.George and deepen their relationships over time, but also to become advocates of the organisation. Specific programs were implemented in the 2005 full year to assist with this. They include the implementation of the Group's Customer Relationship Management program, an empowered local market initiative at the retail branch level, the Best Business Bank program and the steady implementation of St.George's targeted Victoria, Queensland and Western Australia expansion initiatives.

4.5 RISK MANAGEMENT

In St.George's daily operations, it is exposed to credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). St.George has a well established and integrated framework to manage these risks through a number of specialised committees, which are responsible for policy setting, monitoring and analysis of risk.

St.George's risk management systems continue to be enhanced through the implementation of Basel II.

St.George is seeking APRA accreditation to apply the advanced approaches for credit risk and operational risk. St.George is targeting to apply the Basel II advanced approach for credit risk to its retail portfolio and foundation approach for credit risk to its corporate lending portfolio.

Initially, St.George is planning to adopt the standardised approach for operational risk from 1 January 2008. St.George is expecting to lodge its application with APRA in September 2006 to adopt the advanced approach for operational risk from 1 January 2009.

St.George commenced a two year parallel run for credit risk against the Basel II Accord from 1 January 2006. Subject to satisfying APRA's advanced level accreditation requirements, St.George plans to commence a two year parallel run for operational risk from 1 January 2007.

4.6 CAPITAL MANAGEMENT

4.6.1 St.George's target Tier 1 Capital Ratio

St.George targets a Tier 1 Capital Ratio of 7.0% to 7.5%. As at 31 March 2006, St.George's Tier 1 Capital Ratio was 6.8% and its Total Capital Ratio was 10.4%, which exceeded the 10% minimum Total Capital Ratio required by APRA for St.George.

St.George's Tier 1 Capital Ratio of 6.8% as at 31 March 2006, is currently below its target range due to the $300 million buy-back of Ordinary Shares in February 2006. APRA granted St.George temporary relief on returning to its Tier 1 Capital target range until APRA released its revised prudential standards on Tier 1 Capital instruments and St.George can proceed to issue qualifying Tier 1 Capital instruments. St.George's Tier 1 Capital Ratio is expected to return to the target range following the issue of SPS and a non-innovative Tier 1 Capital security issue of around $250 million intended for later in calendar year 2006.

4.6.2 APRA's capital adequacy requirements

APRA requires capital adequacy to be calculated in accordance with previous AGAAP accounting standards until 30 June 2006. As a result, all material AIFRS adjustments have been reversed when calculating capital adequacy. A notional previous AGAAP general provision for doubtful debts has been established by reversing AIFRS loan loss provisioning transition adjustments which included the reversal of St.George's general provision for doubtful debts as at 1 October 2005.

From 1 July 2006, St.George will be required to measure its capital adequacy based on APRA's proposed regulatory approach to AIFRS. In accordance with APRA's transitional arrangements, the difference between St.George's previous AGAAP capital base at 30 June 2006 and AIFRS capital base on 1 July 2006, will be subject to transitional relief until 31 December 2007. Under AIFRS, St.George's capital base is estimated to reduce by $194 million. This comprises a new deduction from Tier 1 Capital for capitalised software, establishment of the general reserve for credit losses and a reduction in retained profits resulting from tax effecting the asset revaluation reserve.

St.George intends to avail itself of the transitional arrangements in the proposed APRA requirements to assist with management of its capital position.

APRA issued its revised prudential standards on Tier 1 Capital instruments on 31 May 2006. The revised standards come into operation on 1 July 2006 and reduce the innovative limit from 25% of gross Tier 1 Capital (excluding hybrid equity) to 15% of net Tier 1 Capital, and introduce a total limit for Residual Tier 1 Capital (comprising both innovative and non-innovative Tier 1 Capital) of 25% of net Tier 1. The new limits will apply from 1 January 2008, with some transitional relief being available until January 2010 (subject to agreement with APRA).

As at 31 March 2006, St.George's innovative capital on issue represented 16.3% of gross Tier 1 Capital (excluding hybrid equity), which is within the current innovative limit of 25% of gross Tier 1 Capital (excluding hybrid equity). St.George expects to continue using Residual Tier 1 Capital instruments in managing its capital position going forward.

4.6.3 Recent and anticipated capital management initiatives

The following capital management initiatives were undertaken during the half year ended 31 March 2006:

- completion of a $3.1 billion securitisation of residential loan receivables through the Crusade Securitisation Program;
- the issue of 4.5 million Ordinary Shares under St.George's dividend reinvestment plan (DRP) and partial underwriting of that issue of Ordinary Shares, raising $127 million of capital;
- the conversion of $300 million of PRYMES into 10,309,170 Ordinary Shares in February 2006, based on a conversion price of $29.07 per Ordinary Share; and
- the buy-back of 11,677,657 Ordinary Shares in February 2006 at a price of $25.69 per share.

St.George is now making the Offer in order to partially replace the PRYMES that were converted in February 2006. St.George also intends to issue a non-innovative Tier 1 Capital security of around $250 million later in calendar year 2006.

The DRP will operate for the interim dividend declared for the half year ended 31 March 2006 with no discount and will not be underwritten if the Offer proceeds.

St.George expects to maintain its Total Capital Ratio above the 10% minimum Total Capital Ratio required by APRA for St.George.

4.7 PRO-FORMA FINANCIAL INFORMATION

The following consolidated pro-forma balance sheet and consolidated pro-forma capital adequacy position for St.George as at 31 March 2006 set out the expected effect of the Offer on St.George as at 31 March 2006, and assume that as at 31 March 2006:

- the Offer was completed and $150 million of SPS are issued; and
- SPS are classified as $147 million of equity ($150 million gross proceeds net of $3 million total issue costs) in the consolidated balance sheet of St.George.

The pro-forma balance sheet and capital adequacy position are unaudited and have been prepared according to AIFRS.

The impact of the SPS issue is expected to result in an increase in shareholders' equity.

4.7.1 Consolidated pro-forma balance sheet

The following table sets out the consolidated pro-forma balance sheet based on St.George's unaudited consolidated balance sheet as at 31 March 2006, adjusted as if the issue of SPS was completed as at that date:

CONSOLIDATED PRO-FORMA BALANCE SHEET - 31 MARCH 2006

$ million	Actual	Pro-forma
Assets		
Cash and liquid assets	1,128	1,275[1]
Receivables due from other financial institutions	975	975
Assets at fair value through the income statement	5,726	5,726
Derivative assets	1,277	1,277
Available for sale investments	1,367	1,367
Loans and other receivables	77,197	77,197
Bank acceptances of customers	9,842	9,842
Investment in associated companies	28	28
Property, plant and equipment	443	443
Intangible assets	1,282	1,282
Deferred tax assets	174	174
Other assets	606	606
Total assets	**100,045**	**100,192**
Liabilities		
Deposits and other borrowings	53,659	53,659
Payables due to other financial institutions	421	421
Liabilities at fair value through the income statement	395	395
Derivative liabilities	1,025	1,025
Bank acceptances	7,264	7,264
Provision for dividends	3	3
Current tax liabilities	115	115
Deferred tax liabilities	187	187
Other provisions	105	105
Bonds and notes	29,523	29,523
Loan capital	1,764	1,764
Bills payable and other liabilities	635	635
Total liabilities	**95,096**	**95,096**
Net assets	**4,949**	**5,096**
Shareholders' equity		
Ordinary Shares	3,811	3,811
SAINTS	345	345
SPS	-	147
General reserve	15	15
Reserves	72	72
Retained profits	685	685
Shareholders' equity attributable to members of St.George	**4,928**	**5,075**
Equity attributable to minority interests	21	21
Total shareholders' equity	**4,949**	**5,096**

Note:

1 Net proceeds of $147 million from SPS issue: $150 million gross proceeds less $3 million issue costs.

4.7.2 Consolidated pro-forma capital adequacy position

The following table sets out the consolidated pro-forma capital adequacy position based on St.George's unaudited consolidated balance sheet as at 31 March 2006, adjusted as if the issue of SPS was completed as at that date.

CONSOLIDATED PRO-FORMA CAPITAL ADEQUACY POSITION - 31 MARCH 2006

$ million	Actual	Pro-forma
Tier 1 Capital		
Share capital	3,811	3,811
SAINTS	345	345
SPS	-	147[7]
Perpetual notes	34	34
General reserve	15	15
Other reserves (incl. general reserve for credit losses)	410	410
Retained profits[1]	685	685
Less: expected dividend[2]	(252)	(310)
Less: capitalised expenses[3]	(181)	(181)
Less: goodwill and other APRA deductions[4]	(1,320)	(1,320)
Reverse: after tax AIFRS transition adjustments impacting retained profits[5]	(79)	(79)
Reverse: after tax AIFRS transition adjustments impacting reserves	102	102
Reverse: after tax AIFRS effects during half year to 31 March 2006		
- collective loan provision and specific provision	46	46
- transaction fees and costs	(3)	(3)
- available for sale reserve	(1)	(1)
- hedging	(7)	(7)
- PRYMES redemption premium	(16)	(16)
- treasury shares	8	8
- reinstate previous AGAAP goodwill amortisation	(50)	(50)
- movement in:		
- cash flow hedge reserve	9	9
- transfer Asset Revaluation Reserve to Tier 2	(55)	(55)
- reinstate previous AGAAP loan loss provision movements[5]	(43)	(43)
Total Tier 1 Capital	**3,458**	**3,547**

$ million	Actual	Pro-forma
Tier 2 Capital		
Asset revaluations	55	55
Subordinated debt	1,626	1,626
General provision for doubtful debts[5]	228	228
Total Tier 2 Capital	**1,909**	**1,909**
Deductions from capital		
Investments in non-consolidated entities net of goodwill and Tier 1 deductions[6]	(27)	(27)
Other	(1)	(1)
Total deductions from capital	**(28)**	**(28)**
Total qualifying capital	**5,339**	**5,428**
Risk Weighted Assets	**50,955**	**50,955**
Risk weighted capital adequacy ratios		
Tier 1 Capital Ratio	6.8%	7.0%
Tier 2 Capital ratio	3.7%	3.7%
Deductions	(0.1)%	(0.1)%
Total Capital Ratio	10.4%	10.6%
Adjusted common equity		
Tier 1 Capital	3,458	3,547
Less: SAINTS	(345)	(345)
Less: DCS	(351)	(351)
Less: perpetual notes	(34)	(34)
Less: SPS	-	(147)
Less: investment in non-consolidated entities net of goodwill and Tier 1 deductions	(27)	(27)
Adjusted common equity	**2,701**	**2,643**
Adjusted common equity ratio	5.3%	5.2%

Notes:

1 General reserve for credit losses has been transferred back to retained profits for capital adequacy purposes as it is not applicable until 1 July 2006.

2 The expected dividend allows for the DRP on the interim dividend for Ordinary Shares to be underwritten to a level of 35%. If SPS are issued, then this Ordinary Share dividend will not be underwritten and the participation level for the DRP is expected to be the normal level of approximately 20%.

3 From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions and capitalised borrowing costs from Tier 1 Capital.

4 Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in mortgage insurance company (St.George Insurance Pte. Ltd) and retained earnings of entities managing securitisation activities are deducted from Tier 1 Capital.

5 Capital adequacy at 31 March 2006 includes a deduction from Tier 1 Capital to reinstate the general provision for doubtful debts and specific provisions with previous AGAAP.

6 Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 Capital and Tier 2 Capital.

7 Net proceeds of $147 million from SPS issue: $150 million gross proceeds less $3 million issue costs.

4.8 CREDIT RATINGS

St.George and its subsidiaries have been rated on an interactive basis by Standard & Poor's, Moody's and Fitch Ratings. Those ratings which are current at the date of this Prospectus and are relevant to the Offer are as follows:

Rating agency	SPS - Issue Credit Rating	St.George - long-term credit rating
Standard & Poor's	BBB+	A+
Moody's	A3	A1
Fitch Ratings	A-	A+

The provisional SPS ratings by Standard & Poor's, Moody's and Fitch Ratings were issued on 19 May 2006, 23 May 2006 and 18 May 2006 respectively. These ratings are provisional and Standard & Poor's, Moody's and Fitch Ratings have indicated that they will be assigned to SPS upon issue subject to no material changes occurring to the transaction structure or documentation.

St.George's long-term credit rating was issued by Standard & Poor's on 30 January 2006, by Moody's on 18 May 2006 and by Fitch Ratings in January 2001 (last reaffirmed on 5 April 2006).

4.8.1 Issue Credit Rating

An Issue Credit Rating is a current opinion of the creditworthiness of an obligor with respect to specific financial obligations, a specific class of financial obligations or a specific financial program.

Issues rated 'BBB-' or higher by Standard & Poor's are generally considered in capital markets to be investment grade. SPS have been assigned a 'BBB+' rating by Standard & Poor's and are therefore investment grade. An Issue Credit Rating of 'BBB+' describes an issue that exhibits adequate protection parameters.

Issues rated 'Baa3' or higher by Moody's are generally considered in capital markets to be investment grade. SPS have been assigned a 'A3' rating by Moody's and are therefore investment grade. An Issue Credit Rating of 'A3' offers strong financial security.

Issues rated 'BBB-' or higher by Fitch Ratings are generally considered in capital markets to be investment grade. SPS have been assigned an 'A-' rating by Fitch Ratings and are therefore investment grade. An Issue Credit Rating of 'A-' describes an issue that exhibits strong protection parameters.

4.8.2 St.George's long-term credit rating

A long-term credit rating is a current opinion of an obligor's overall financial capacity to pay its financial obligations (its creditworthiness).

Standard & Poor's

St.George's current long-term credit rating from Standard & Poor's is 'A+' (Outlook Stable). An obligation rated 'A+' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the

intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing. The outlook applied to St.George's long-term credit ratings above is 'Outlook Stable' which indicates that ratings are not likely to change.

4.8.3 Moody's

Moody's long-term credit rating for St.George is 'A1' (Outlook Stable). Issuers rated 'A1' offer good financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future.

Moody's applies numerical modifiers of 1, 2 and 3 in each category from 'Aa' to 'Caa'. The modifier 1 indicates that the issuer is in the higher end of its letter rating category. The rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. Rating outlooks fall into the four following categories: positive, negative, stable and developing (contingent upon a particular event). The outlook applied to St.George's long-term and short-term credit ratings above is 'Outlook Stable' which indicates that ratings are not likely to change.

4.8.4 Fitch Ratings

St.George's current long-term credit rating from Fitch Ratings is 'A+' (Outlook Stable). Issuers rated 'A+' offer a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. The rating outlook assesses the potential direction of an issuer's long-term debt rating over the intermediate to longer term. Rating outlooks fall into the following four categories: positive, negative, stable and developing. The outlook applied to St.George's long-term credit ratings above is 'Outlook Stable' which indicates that ratings are not likely to change.

4.8.5 No consent for inclusion of credit ratings

Standard & Poor's, Moody's and Fitch Ratings have not consented to their ratings being included in this Prospectus and accordingly those rating agencies are not liable under section 729 of the Corporations Act for the ratings attributed to them in this Prospectus.

St.George has obtained ASIC relief for the inclusion of these ratings - see Section 7.10.

Credit ratings on St.George are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including SPS).
As at the date of this Prospectus, St.George has not approached any other rating agency for a rating of SPS.
Credit ratings are subject to revision or withdrawal at any time.

RISKS

5

THIS SECTION DESCRIBES THE POTENTIAL RISKS ASSOCIATED WITH AN INVESTMENT IN SPS.

It is divided into risks that are specific to SPS and risks associated with St.George and the banking industry generally.

Before applying for SPS, you should consider whether SPS are a suitable investment for you. There are risks associated with investing in SPS and in St.George, many of which are outside the control of St.George and its Directors. These risks include those in this Section and other matters referred to in this Prospectus.

5. Risks

5.1 RISKS ASSOCIATED WITH INVESTING IN SPS

5.1.1 Financial market conditions

The market price of SPS may fluctuate due to various factors, including investor perceptions, worldwide economic conditions, interest rates, movements in the market price of Ordinary Shares, and factors that may affect St.George's financial performance and position. It is possible that SPS may trade at a market price below $100 each (the Issue Price).

The market price of SPS may be more sensitive than that of Ordinary Shares to changes in interest rates. Increases in relevant interest rates may adversely affect the market price of SPS. The Ordinary Shares held as a result of any conversion of SPS will, following conversion, rank equally with existing Ordinary Shares. Accordingly, the value of any Ordinary Shares received upon Exchange will depend upon the market price of Ordinary Shares after the Exchange Date.

5.1.2 Liquidity

The market for SPS may be less liquid than the market for Ordinary Shares.

Holders who wish to sell their SPS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for SPS.

5.1.3 Changes in Dividend Rate

The Dividend Rate is calculated for each Dividend Period by reference to the Bank Bill Swap Rate, which is influenced by a number of factors and varies over time. The Dividend Rate will fluctuate (both increasing and decreasing) over time with movement in the Bank Bill Swap Rate.

The range for the Bank Bill Swap Rate over the last 20 years is set out in the chart below.

As the Dividend Rate fluctuates, there is a risk that it may become less attractive when compared to the rates of return available on comparable securities issued by St.George or other entities.

5.1.4 Dividends may not be paid

There is a risk that Dividends will not be paid. SPS are not debt instruments.

The payment of Dividends is subject to the Payment Tests - see Section 2.4.7. These Payment Tests include the Directors determining a Dividend to be payable and St.George having sufficient profits available to pay the Dividend. There is a risk that one or more of the Payment Tests are not satisfied and a Dividend may not be paid in full or at all.

Dividends are non-cumulative, and therefore if a Dividend is not paid Holders will have no recourse to payment from St.George and may not receive payment of those Dividends at a later time. St.George may subsequently pay a Dividend that is not paid in full or not paid at all by declaring an Optional Dividend (subject to APRA's approval) - see Section 2.4.9.

If St.George does not declare a Dividend or pay a declared Dividend in full within 20 Business Days of a Dividend Payment Date, then a dividend stopper applies. This means that St.George may not pay any dividend or distribution on any Equal Ranking Capital Securities (including SAINTS and DCS) or Junior Ranking Capital Securities (including Ordinary Shares) or make any return of capital on any Junior Ranking Capital Securities without the approval of a special resolution of Holders, unless (among other things) St.George pays 12 months Dividends in full or pays any unpaid Dividends from the last 12 months - see Section 2.4.10.

St.George may also be subject to similar 'payment test' constraints on the payment of dividends or return of capital on certain Tier 1 Capital securities if a dividend or other distribution has not been paid on other securities that St.George has on issue which contain similar provisions to the dividend stopper in the Terms of Issue. If such a constraint applies, St.George may not be able to pay Dividends without the approval of the holders of those other securities.

5.1.5 Dividends may not be fully franked

St.George expects Dividends to be fully franked. However, there is no guarantee that St.George will have sufficient franking credits in the future to fully frank Dividends.

If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George differs from the Tax Rate, the Dividend will be adjusted downwards or upwards accordingly. If a Dividend is unfranked or partially franked, the Dividend will be increased to compensate for the unfranked component.

BANK BILL SWAP RATE (% PER ANNUM)


20%
15%
10%
5%
0%
MAY 86
MAY 88
MAY 90
MAY 92
MAY 94
MAY 96
MAY 98
MAY 00
MAY 02
MAY 04
MAY 06

If a Dividend is unfranked or partially franked and St.George does not increase the Dividend, then St.George will be restricted by the dividend stopper in payment of dividends and distributions of capital on Equal Ranking Capital Securities and Junior Ranking Capital Securities - see Section 2.4.11.

5.1.6 Exchange by St.George only

St.George may choose Exchange in certain specified circumstances - see Section 2.5.3. If St.George is entitled to Exchange, it can select from a number of methods to effect the Exchange - see Section 2.5.1. One method of Exchange available to St.George is to convert SPS into a number of Ordinary Shares - see Section 2.5.4. Any Ordinary Shares held by Holders as a result of conversion of their SPS will have the same rights as other Ordinary Shares, which are different to the rights attached to SPS.

The method of Exchange chosen by St.George may not coincide with a Holder's individual preference in terms of timing or whether the Holder receives Ordinary Shares or cash upon Exchange, which may be disadvantageous to the Holder in light of market conditions or individual circumstances at the time.

The number of additional Ordinary Shares issued on conversion will depend on a number of factors, including the Ordinary Share price over the 20 Business Days immediately prior to the Exchange Date. The value of the additional Ordinary Shares issued on the Exchange Date may therefore be different to the value calculated through the 20 Business Day pricing period.

5.1.7 Exchange may affect individual Ordinary Shareholding Limit

Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to 10% of the issued Ordinary Shares (Ordinary Shareholding Limit). In accordance with sub-article 11(5) of the Constitution, a Holder's SPS may not be converted into Ordinary Shares if, in the Directors' opinion, the conversion of SPS held by that Holder will result in a person exceeding the Ordinary Shareholding Limit. A potential investor who already holds Ordinary Shares should take care to ensure that their acquisition of SPS, if converted into Ordinary Shares, would not place them in breach of the Ordinary Shareholding Limit.

5.1.8 No fixed maturity

SPS have no fixed maturity date. Accordingly, an investment in SPS has no stated maturity date. SPS are not able to be Exchanged at the request of Holders, and redemption for cash will only occur if St.George chooses (subject to APRA approval) to pay cash consideration upon Exchange - see Section 2.5.

5.1.9 Ranking

SPS are not deposits or liabilities of St.George and the payment of Dividends and cash redemption proceeds is not guaranteed by St.George or any other member of the Group.

In the event of a winding up of St.George, and SPS have not been Exchanged, Holders will be entitled to be paid the Liquidation Sum for each SPS. This is an amount for each SPS up to $100 for its Face Value and any Dividend declared and unpaid at the commencement of the winding up of St.George. The claim for the Liquidation Sum ranks ahead of Ordinary Shares and effectively equal with Equal Ranking Capital Securities (including SAINTS and DCS), but is subordinated to all depositors and creditors of St.George.

If there is a shortfall of funds on a winding up, there is a risk that Holders will not receive a full (or any) return of capital or payment of any Dividends declared but unpaid.

St.George reserves the right in the future to issue additional SPS, or other preference shares or Capital Securities ranking ahead of, equally with or behind SPS, whether in respect of dividends, a return of capital on winding up, or otherwise.

5.1.10 Credit ratings

One or more independent credit rating agencies may assign ratings to SPS and/or St.George. There is a risk that the credit ratings of SPS and St.George could be reviewed or downgraded, which may impact the market price and liquidity of SPS.

Credit ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities and are subject to revision or withdrawal at any time.

The credit ratings may not reflect the potential impact of all risks related to the structure under which SPS are issued, market and additional factors discussed in this Section 5, and other factors that may affect the value of SPS or St.George's financial performance or position.

5.1.11 Regulatory classification

APRA has provided confirmation that SPS qualify for Tier 1 Capital treatment under current prudential standards at the date of this Prospectus. However, if APRA subsequently determines that SPS are not or will not qualify for Tier 1 Capital treatment, St.George may decide that a Regulatory Event has occurred. This will allow Exchange of all (but not some only) of SPS on issue (subject to APRA approval). For the risks attaching to St.George's discretion of Exchange in certain specified circumstances - see Section 5.1.6.

On 31 May 2006, APRA issued its revised prudential standards on Tier 1 Capital instruments, following two earlier discussion papers released in August 2005 and April 2006. The revised standards come into operation on 1 July 2006 and reduce the innovative limit from 25% of gross Tier 1 Capital (excluding hybrid equity) to 15% of net Tier 1 Capital, and introduce a total limit for Residual Tier 1 Capital (comprising both innovative and non-innovative Tier 1 Capital) of 25% of net Tier 1 Capital. SPS are innovative Tier 1 Capital under the revised standards. The new limits will apply from 1 January 2008, with some transitional relief being available until January 2010 (subject to agreement with APRA). Under the Terms of Issue, St.George may initiate Exchange on the occurrence of a Regulatory Event. The definition of Regulatory Event includes where St.George determines that there is a risk that SPS will not be included (in whole or in part) in Tier 1 Capital. The reduction of the innovative Tier 1 Capital limit to 15% may result in some or all of SPS not being included in St.George's Tier 1 Capital in the future. If this occurs St.George may choose Exchange of all SPS.

5.1.12 Australian taxation consequences

A general outline of the taxation consequences of investing in SPS for certain potential investors who are Australian residents for tax purposes is set out in the Tax Letter in Section 6. This discussion is in general terms and is not intended to provide specific advice addressing the circumstances of any particular potential investor. Accordingly, potential investors should seek *independent advice concerning their own individual tax position.* If a change is made to the Australian tax system and that change leads to a more than insignificant increase in St.George's costs in relation to SPS being on issue or franking credits not being available to Holders, St.George is entitled to Exchange - see Sections 2.5.3 and 2.5.6.

St.George has applied for a private ruling from the ATO for confirmation that SPS will be treated as equity interests for taxation purposes and hence be able to pay franked Dividends. As at the date of this Prospectus, St.George had not received the ruling from the ATO. If the ATO does not allow SPS to be treated as equity interests for taxation purposes or imputation benefits are denied to Holders or franking debits are posted to St.George's franking account, then this would likely constitute a Tax Event under the Terms of Issue, which would allow St.George to require Exchange of all (but not some only) of SPS on issue.

St.George has received advice from Greenwoods & Freehills Pty Limited that SPS are likely to be treated as equity interests for tax purposes - see Section 6.

5.1.13 Future issue of securities by St.George

St.George and other members of the Group may in future issue securities that:

- rank for dividends or payments of capital (including the winding up of St.George or another member of the Group) equally with, behind or ahead of;
- have the same or different dividend, interest or distribution rates as; or
- have the same or different terms and conditions as,

SPS.

An investment in SPS carries no right to participate in any future issue of securities (whether equity, hybrid, debt or otherwise) by any member of the Group.

No prediction can be made to the effect, if any, such future issue of securities by an entity in the Group may have on the market price or liquidity of SPS.

5.2 RISKS ASSOCIATED WITH ST.GEORGE AND THE BANKING INDUSTRY GENERALLY

5.2.1 General business

The financial prospects of any entity are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed. There are a number of risks faced by St.George, including those that encompass a broad range of economic and commercial risks. However, the most common risks that are actively managed by St.George are credit risk, liquidity risk, market risk and operational risk (including fraud, theft and property damage). These risks create the potential for St.George to suffer loss from:

- **Credit risk**
This involves a debtor or counterparty failing to meet their financial contractual obligations to St.George. This risk is inherent in St.George's lending activities as well as transactions involving derivatives and foreign exchange.

- **Liquidity risk**
St.George may be unable to meet its financial commitments when they fall due. Liquidity risk arises from mismatches in the cash flows from financial transactions.

- **Market risk**
Generally for St.George, this involves funding risk and interest rate risk. Funding risk is the risk of overreliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or funding availability. Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of St.George.

- **Operational risk**
The daily operations of St.George may result in financial or other loss. Particular areas where operational risk may arise include failure to comply with laws, regulations and internal policies, fraud or error, and systems failure.

The Directors have adopted policies and procedures to control exposure to, and limit the extent of, these risks. Whilst there are inherent limitations in any risk management control system and control breakdowns and system failures can occur, the development and maintenance of effective control systems should provide a solid foundation for risk management.

Pages 48 and 49 of St.George's 2005 Concise Annual Report set out a summary of the key policies which have been put in place by St.George to control exposure to credit risk on lending activities, liquidity risk, market risk and operational risk.

5.2.2 Changes in economic conditions

The financial performance of St.George could be affected by changes in economic conditions in Australia. This includes changes in:

- inflation and interest rates, which will particularly affect the net interest margin achieved in St.George's banking operations;
- employment levels and labour costs, which will affect the cost structure of St.George;
- aggregate investment and economic output;
- other economic conditions, which may affect the creditworthiness of lending customers of St.George and the quality of St.George's loan portfolio; and
- housing prices and demand for housing loans which could reduce St.George's loan receivables and net interest income.

Global economic factors and geo-political instability can also affect economic conditions in Australia and therefore affect the financial performance of St.George.

5.2.3 Changes in investment markets

Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, will affect the financial performance of St.George through its operations and investments held in financial services and associated businesses.

5.2.4 Changes in regulatory and legal environment

St.George's business is subject to substantial regulatory and legal oversight. In particular, the Australian banking operations of St.George are subject to prudential supervision by APRA. St.George is required, among other things, to meet minimum capital requirements within these operations. APRA is currently analysing potential changes to its capital adequacy guidelines as a result of Basel II. Under these changes, which are expected to become operational from 1 January 2008, capital adequacy ratios for regulatory purposes may be measured in a different way to that which is used currently. The consequences of these potential changes for St.George are still unclear. However, such changes in the regulatory regimes under which St.George operates may have an effect on the financial performance and capital requirements of St.George.

Failure to comply with legal and regulatory requirements may have a material adverse effect on St.George and its reputation among customers and regulators and in the market. Future regulatory and legal developments affecting the banking industry may also have a material adverse effect on St.George.

In addition to regulatory and taxation consequences associated with an investment in SPS, potential changes to the Australian and international regulatory environment may have a material adverse effect on St.George. These risks include changes to:

- accounting standards;
- taxation laws; and
- prudential regulatory requirements, particularly those administered by APRA.

5.2.5 Changes in government policy

St.George may be affected by changes in government policy or legislation applying to companies in the banking industry. For example, a proposed change to taxation treatment of any of St.George's subsidiary companies may impact the after tax earnings of St.George.

5.2.6 Competition in the banking industry

The banking industry in Australia is competitive and subject to significant change. St.George faces significant competition from both traditional banking groups and non-bank financial institutions, which compete vigorously for customer investments and deposits and the provision of lending and wealth management services. The effect of competitive market conditions may adversely impact on the earnings and assets of St.George.

5.2.7 Changes in technology

Technology plays an increasingly important role in the delivery of financial services to customers in a cost effective manner. St.George's ability to compete effectively in the future will, in part, be driven by its ability to maintain an appropriate technology platform for the efficient delivery of its products and services.

5.2.8 Operations

St.George's profitability is subject to a variety of operational risks including strategic and business decisions (including acquisitions), technology risk (including business systems failure), reputational risk (including damage to brands), fraud, compliance with legal and regulatory obligations, counterparty performance under outsourcing arrangements, business continuity planning, legal risk, data integrity risk, key person risk, and external events.

The summary of risks in this Section is not exhaustive and you should read this Prospectus in full and consult your Co-Manager, Participating Broker or other professional adviser before deciding whether to invest in SPS.

TAX LETTER

6

IF YOU ARE CONSIDERING APPLYING FOR SPS, IT IS IMPORTANT THAT YOU UNDERSTAND THE TAXATION CONSEQUENCES OF INVESTING IN SPS.

You should read the information set out in this Section before deciding whether to invest and discuss the taxation consequences with your tax adviser.

Greenwoods & Freehills

8 June 2006

Our ref MF:RM:39C
Direct phone +61 2 9225 5968
Direct fax +61 2 9225 5921
Email mark.ferrier@gf.com.au
Matter no 62491
Doc no Greenwoods\00374151l

The Directors
St.George Bank Limited
4-16 Montgomery Street
KOGARAH NSW 2217

Dear Directors

Australian taxation consequences of investing in St.George Bank Limited Step-Up Preference Shares (SPS)

We have been instructed by St.George Bank Limited (**St.George**) to prepare a tax summary for inclusion in the Prospectus dated 8 June 2006 in relation to the issue of SPS.

Accordingly, this letter provides a summary of the Australian income tax and capital gains tax (**CGT**) consequences for Australian tax resident investors (**Holders**) who acquire the SPS and hold them on capital account. Tax considerations which may arise for investors who are in the business of share trading, dealing in securities or otherwise hold SPS on revenue account have not been considered in this summary.

This summary is based on the income tax law and administrative practice currently in force as at the date of the Prospectus. It is necessarily general in nature and is not intended to be definitive advice to Holders. Accordingly, each Holder should seek their own tax advice that is specific to their particular circumstances.

St.George has applied for a class ruling from the Australian Taxation Office for confirmation of certain tax consequences for Holders as discussed in this summary.

Unless the context indicates otherwise, all capitalised terms bear the same meaning as those contained in the Glossary of the Prospectus and the definitions in the Terms of Issue.

1 Tax on Dividends

SPS are properly classified for tax purposes as equity interests in St.George rather than debt interests.

MLC Centre Martin Place Sydney NSW 2000 Australia
GPO Box 4982 Sydney NSW 2001 Australia
Offices in SYDNEY MELBOURNE
Telephone +61 2 9225 5955 Facsimile +61 2 9221 6516
www.gf.com.au
Greenwoods & Freehills Pty Limited ABN 60 003 146 852

It is expected that St.George will only pay fully franked Dividends to the extent of the available franking credits in St.George's franking account. Accordingly, all Holders should include in their assessable income the amount of the fully franked Dividends, grossed up for the franking credits attached to the Dividends, unless a Holder is not a "qualified person" (refer section 2 below).

Holders may qualify for the tax offset (equivalent to the franking credits attached to the Dividends) against their income tax liability for the relevant income year provided they are "qualified persons" (refer section 2 below).

To the extent that the tax offset attributable to the franking credits on a Dividend exceeds the amount of a Holder's income tax liability for an income year, the excess tax offset may be refunded to the Holder. Excess franking credits cannot be carried forward to a later income year.

Holders which are companies or non-complying superannuation entities are not entitled to refunds of tax offsets. Holders which are companies will be entitled to a credit in their franking account equal to the amount of franking credits on Dividends.

2 Qualification for franking credits

Certain imputation measures contained in the Tax Act provide that a shareholder is not required to include the grossed up amount of the franking credits in its assessable income and is not entitled to the tax offset unless the shareholder is a "qualified person" in relation to the dividend.

A shareholder is a "qualified person" if it satisfies the holding period and related payment rules.

In terms of the holding period rule, a Holder must have held SPS "at risk" for a continuous period of at least 90 days (excluding the day of disposal) within a period beginning on the day after the date on which the Holder acquired SPS and ending on the 90th day after the date on which the SPS became ex-Dividend.

A Holder would be "at risk" in relation to SPS provided that it does not enter into any arrangements which could result in materially reduced risks of loss or opportunities for gain in relation to SPS. In calculating the holding period, any days where the Holder has materially diminished its risk of loss or opportunity for gain in relation to SPS are excluded. A Holder is taken to have materially diminished risk if the Holder's net position in relation to SPS is such that the Holder has less than 30% of the risks and opportunities associated with SPS.

Under the 'related payments rule', a Holder who is obliged to make a 'related payment' (essentially a payment passing the benefit of the Dividend) in respect of a Dividend must hold SPS "at risk" for at least 90 days (not including the days of acquisition and disposal) within the period beginning 90 days before and ending 90 days after SPS became ex-Dividend.

Alternatively, a Holder is automatically taken to be a qualified person in relation to dividends paid on shares if the total amount of the tax offsets in respect of all franked distributions to which the Holder would be entitled in an income year is $5,000 or less. This is referred to as the Small Shareholder Rule. However, a Holder will not be a "qualified person" by virtue of the Small Shareholder Rule if related payments have been made, or will be made in respect of the Dividend or a distribution attributable to the Dividend.

Although certain changes to the tax law have affected the applicability of these rules, the Australian Government has indicated in a press release dated 27 September 2002 that it intends to amend the law to ensure these rules continue to apply without substantive change.

3 CGT consequences on disposal of SPS

3.1 Sale of SPS

A capital gain or capital loss may arise on a sale of SPS.

To the extent that the capital proceeds received by a Holder on the sale of SPS exceed the cost base, the excess would constitute a capital gain in the hands of the Holder. Conversely, a capital loss would arise on a sale of SPS equal to the amount by which the sale proceeds are less than the reduced cost base.

The cost base or reduced cost base of SPS respectively should include the amount paid to acquire SPS (when issued by St.George) as well as any incidental costs (eg broker fees) associated with the acquisition and disposal of SPS.

If SPS have been owned for at least 12 months prior to the sale, a Holder (other than a company) may be entitled to receive the CGT discount treatment in respect of any gain arising on disposal of SPS. The discount percentage is applied to the amount of the capital gain after offsetting any current income year or carried forward capital losses. The discount percentages are 50%, 50% and 33⅓% for Holders who are individuals, trusts and complying superannuation entities respectively.

Holders who dispose of SPS within 12 months of acquiring them or who dispose of SPS under an agreement entered into within 12 months of acquiring them will not receive the CGT discount treatment.

Companies are not entitled to obtain the CGT discount treatment in respect of any gain arising on disposal of SPS.

3.2 Redemption or cancellation of SPS

St.George may elect to redeem or cancel SPS on giving an appropriate Exchange Notice. For each SPS that is being redeemed or cancelled, an amount equal to the Face Value will be paid by St.George in cash on the relevant Exchange Date.

The redemption or cancellation proceeds should not be treated as a dividend to the extent to which the proceeds paid by St.George are debited against an amount standing to the credit of St.George's share capital account, provided that St.George gives the Holder a notice specifying the amount paid up on each SPS to be redeemed or cancelled.

However, to the extent to which the redemption or cancellation proceeds paid by St.George are funded out of an account other than its share capital account, that amount will be an assessable dividend in the hands of a Holder.

Redemption or cancellation of SPS will constitute a disposal of the preference shares for CGT purposes. Accordingly, a Holder may also derive a capital gain or a capital loss on such disposal to the extent to which the proceeds are greater than the cost base or are less than the reduced cost base of the SPS respectively.

The cost base (or reduced cost base) of SPS for these purposes would include the amount paid by a Holder to acquire SPS plus the incidental costs associated with the acquisition and redemption or cancellation of SPS.

The amount of the capital gain resulting from a redemption or cancellation of SPS would be reduced (but not below nil) to the extent that the whole or part of the proceeds is treated as a dividend (refer comments above). A Holder (other than a company) may be entitled to the CGT discount treatment in respect of any remaining capital gain, after reduction by any part of the proceeds which is treated as a dividend, in the same manner as discussed above in section 3.1.

3.3 Buy back of SPS

St.George may choose to buy back SPS by giving an appropriate Exchange Notice.

For tax purposes, such an event would give rise to income tax and CGT consequences for Holders similar to those described in relation to the redemption or cancellation of SPS. However, depending on the terms of the buy back and how much of the proceeds are debited to St.George's share capital account, the calculation of the capital gain or capital loss arising may be different.

3.4 Conversion of SPS

If St.George issues an Exchange Notice and elects to convert SPS into Ordinary Shares, one SPS will convert into one fully paid Ordinary Share. The conversion of SPS is expressed to not constitute a redemption or cancellation of the SPS being converted, or an issue, allotment or creation of a new share (other than the additional Ordinary Shares issued – refer section 4 below). Instead, the conversion involves changing the rights attached to SPS.

In Taxation Ruling TR 94/30, the Commissioner of Taxation has expressed a view that the variation of rights attaching to a share does not result in either a full or partial disposal of an asset for CGT purposes unless there is a redemption or cancellation of the share. Accordingly, the conversion of SPS to Ordinary Shares should not result in either a full or partial disposal of SPS by Holders for CGT purposes.

4 Additional Ordinary Shares

Following the conversion of SPS into Ordinary Shares, each Holder will be allotted an additional number of Ordinary Shares determined in accordance with the Conversion Number formula that is set out in clause 3.4 of the Terms of Issue.

The issue of the additional Ordinary Shares to a Holder should not be taken to be an assessable dividend in the hands of the Holder.

The additional Ordinary Shares will be CGT assets for CGT purposes. The cost base (or reduced cost base) of an additional Ordinary Share will be determined by spreading the cost base (or reduced cost base) of the original SPS across the original SPS and all of the additional Ordinary Shares issued on conversion.

Further, for CGT purposes, the additional Ordinary Shares should be taken to have been acquired by a Holder at the time the original SPS to which the additional Ordinary Shares relate, were acquired by the Holder.

A subsequent sale of the Ordinary Shares (being the additional Ordinary Shares and the SPS that has been converted into one Ordinary Share) may give rise to a capital gain or capital loss to a Holder. The amount of the capital gain would equal the excess of the sale proceeds over the cost base of the Ordinary Shares determined in the manner discussed above. Conversely, a capital loss will arise on a sale of the Ordinary Shares equal to the amount by which the sale proceeds are less than the reduced cost base of the Ordinary Shares.

The availability of CGT discount treatment to Holders discussed in section 3.1 above in the context of a sale of SPS, applies equally here.

5 Pay-as-you-go withholding tax

Holders may, if they choose, notify St.George of their TFN, ABN or a relevant exemption.

In the event that St.George is not so notified, tax will be automatically deducted at the highest marginal tax rate (including medicare levy) from the gross cash Dividends to the extent that Dividends are not franked. At present, this rate is 48.5%. From 1 July 2006, the rate is expected to be 46.5%, based on the reduction of the highest marginal tax rate announced by the Government on 9 May 2006.

St.George is required to withhold such tax until such time as the relevant TFN, ABN or exemption notification is given to it. Holders will be able to claim a tax credit/rebate (as applicable) in respect of any tax withheld on the Dividends in their income tax returns.

6 Disclaimer

This advice does not purport to give advice to any specific Holder, as each Holder's tax position will depend on their own particular circumstances. Holders should seek their own professional tax advice regarding their individual circumstances.

The representatives of Greenwoods & Freehills Pty Limited involved in preparing this opinion are not licensed to provide financial product advice in relation to dealing in securities. Potential investors should consider seeking advice from a suitably qualified Australian Financial Services Licence holder before making any investment decision. Potential investors should also note that taxation is only one of the matters that may need to be considered.

Yours faithfully
GREENWOODS & FREEHILLS PTY LIMITED
per:

Mark Ferrier
Director

7

ADDITIONAL INFORMATION

YOU SHOULD BE AWARE OF A NUMBER OF OTHER MATTERS THAT MAY NOT HAVE BEEN ADDRESSED IN DETAIL ELSEWHERE IN THIS PROSPECTUS.

These include rights attaching to Ordinary Shares that may be issued on Exchange, a summary of the Offer Management Agreement, the consents of experts whose statements have been included in this Prospectus, the disclosure of interests of the Directors and the concessions that regulators have granted to St.George in respect of the Offer.

7. Additional Information

7.1 TERMS OF ISSUE

The rights attaching to SPS will be governed by the Constitution and the Terms of Issue set out in Appendix A.

7.2 RIGHTS ATTACHING TO ORDINARY SHARES

St.George may choose to convert SPS into Ordinary Shares upon Exchange. The main rights attaching to Ordinary Shares are to:

- vote at meetings of Ordinary Shareholders on the basis of one vote per fully paid share on a poll;
- receive dividends declared from time to time in proportion to the capital paid up on the shares they hold (subject to the rights of holders of shares carrying preferred rights);
- receive information required to be distributed under the Corporations Act and the ASX Listing Rules (eg annual reports); and
- participate in a surplus of assets or profits on a winding up of St.George in proportion to the capital paid up on the shares at the commencement of the winding up (subject to the rights of holders of shares carrying preferred rights).

The rights attaching to Ordinary Shares are set out in more detail in the Constitution. Copies of the Constitution are available from St.George's registered office on request. The Constitution also includes provisions on the winding up of St.George and a limitation on Ordinary Share ownership.

7.2.1 Winding up of St.George

Article 115 of the Constitution provides that if St.George is wound up and its assets are insufficient to discharge its liabilities in the winding up, the deficiency is to be borne by shareholders in certain priority depending on the class of shares held. No holder of St.George shares is required to contribute more than the amount unpaid, if any, on any share held by that person. As all SPS issued under this Prospectus will be issued as fully paid, no Holder can be required to contribute further capital to St.George on a winding up.

7.2.2 Limitation on Ordinary Share ownership

Articles 10, 11 and 12 of the Constitution restrict individual shareholdings by people (together with their associates) to no more than 10% of the issued shares of St.George. In addition, the Financial Sector (Shareholdings) Act 1998 (Cth) restricts ownership by people (together with their associates) of an Australian bank, such as St.George, to 15% of the total voting shares outstanding. A shareholder may apply to the Australian Treasurer to extend their ownership beyond 15%, but approval will not be granted unless the Treasurer is satisfied that a holding by that person greater than 15% is in the national interest.

7.3 SUMMARY OF OFFER MANAGEMENT AGREEMENT

St.George entered into the Offer Management Agreement with the Lead Manager on 31 May 2006. Under the Offer Management Agreement, the Lead Manager has agreed to manage and market the Offer, including the Bookbuild, and to provide settlement support in relation to obligations of Applicants under the Bookbuild who are Allocated SPS. The Lead Manager may appoint Co-Managers to the Offer with the approval of St.George.

7.3.1 Fees

The Lead Manager is entitled to receive a fee of 1.20% of the gross proceeds of the Offer. However, no fee is payable to the Lead Manager if it terminates its obligations under the Offer Management Agreement.

St.George must pay stamp duty in relation to the Offer Management Agreement or the Offer and incidental costs and expenses of the Offer.

7.3.2 Representations, warranties and undertakings by St.George

St.George gives various representations and warranties in the Offer Management Agreement that are customary for agreements of this type. In addition, St.George gives a number of undertakings under the Offer Management Agreement, including in relation to the conduct of the Offer and compliance by St.George with applicable laws. St.George also gives an undertaking that it will not, without the prior written consent of the Lead Manager, allot, issue, or announce an allotment or issue of any equity securities, equity-linked securities, hybrid or preference securities, subordinated debt with Tier 1 Capital or Tier 2 Capital status, or any securities convertible into SPS or any of the above, for a period of 90 days following the lodgement of this Prospectus, other than issues under the Offer, an employee share or option plan, bonus plan, top up plan, or dividend reinvestment plan or under the terms of securities or financial products on issue on the date of the Offer Management Agreement.

7.3.3 Termination

The Lead Manager may terminate its obligations under the Offer Management Agreement on the occurrence of a number of customary termination events. These include:

- market changes and material adverse changes affecting St.George;
- ASIC issuing stop orders;
- any person (other than the Lead Manager) withdrawing their consent to be named in this Prospectus;
- St.George withdrawing this Prospectus or the Offer;
- trading of St.George securities being suspended, or any of St.George's securities or financial products ceasing to be quoted.

If this occurs, the Lead Manager will no longer be the Lead Manager and will be relieved of its obligations under the Offer Management Agreement.

In certain circumstances, the Lead Manager may not terminate unless, in its reasonable opinion, the event:

- has or is likely to have a material adverse effect on:
  - the success or settlement of the Offer; or
  - where the event occurs after completion of the Bookbuild, the performance of the secondary market trading of SPS within the first month of trading following their quotation; or
- would give rise to a material liability of the Lead Manager under any law, regulation, treaty or administrative action.

St.George has agreed to indemnify the Lead Manager and parties affiliated with it against claims, demands, damages, losses, costs, charges, expenses and liabilities in connection with the Offer, and certain other things related to the Offer other than where these result from the negligence, fraud, recklessness or wilful misconduct of the indemnified party, other than to the extent the failure is caused or contributed to by St.George or certain parties affiliated with it.

7.4 OFFER RESTRICTIONS

This Prospectus does not constitute an offer of securities in the US or to any US Person (as defined in Regulation S of the US Securities Act). SPS have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US or to, or for the account of, any US Person, except in a transaction that is exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

By submitting an Application Form, each Applicant will be deemed to have:

- acknowledged that SPS have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in the US or to, or for the account or benefit of, a US Person except in accordance with an available exemption from the registration requirements of the US Securities Act; and
- represented, warranted and agreed as follows:
  - they are not in the US or a US Person and are not acting for the account or benefit of a US Person; and
  - they are not engaged in the business of distributing securities, or, if they are, they will not offer, sell or resell in the US or to any US Person:
    - any SPS they acquire pursuant to the Offer; or
    - any SPS they acquire other than pursuant to the Offer (excluding SPS purchased by way of ordinary brokerage transactions on ASX where neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the US).

Any person who is in the US, is a US Person, or does not make the representation and warranty set out above is not entitled to acquire any SPS.

Until 40 days after the commencement of the Offer, any offer or sale of SPS in the US or to any US Person by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act.

No action has been taken in any jurisdiction outside Australia to permit the Offer in that jurisdiction, nor for the authorisation, registration or distribution of any documents in connection with SPS in that jurisdiction.

7.5 CONSENTS

Each Director has given, and has not withdrawn, their consent to the lodgement of this Prospectus with ASIC.

Each of the parties (referred to as Consenting Parties), who are named below:

- has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in the paragraphs below;
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus, other than the reference to its name and statements or letter included in this Prospectus with the consent of that Consenting Party;
- has given and not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;
- in the case of Greenwoods & Freehills Pty Limited, has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion of the Tax Letter in the form and context in which it appears in Section 6; and
- in the case of the Lead Manager, has given and has not before lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion of statements concerning the Lead Manager, in the form and context in which those statements are included in this Prospectus.

Role	Consenting Parties
Lead Manager	UBS AG, Australia Branch
Co-Managers	Goldman Sachs JBWere Pty Ltd
	Macquarie Equities Limited
	Ord Minnett Limited
	St.George
	UBS Wealth Management Australia Limited
Legal adviser	Allens Arthur Robinson
Auditor	KPMG
Tax adviser	Greenwoods & Freehills Pty Limited
Registry	Computershare Investor Services Pty Limited

7.6 INTERESTS OF ADVISERS

UBS AG has acted as Lead Manager and settlement underwriter for the Offer. In these capacities, it is entitled to receive fees under the Offer Management Agreement as described in Section 7.3.

Allens Arthur Robinson has acted as legal adviser to St.George in connection with this Prospectus and the Offer. St.George estimates that it will pay approximately $300,000 (excluding disbursements and GST) to Allens Arthur Robinson for the work that has been done up to the date of this Prospectus. Further amounts may be paid to Allens Arthur Robinson in accordance with its normal time based charges.

KPMG has acted as auditor to St.George and has performed work in relation to the due diligence enquiries on financial matters relating to the Offer. St.George estimates that it will pay approximately $50,000 (excluding disbursements and GST) to KPMG for this work. Further amounts may be paid to KPMG in accordance with its normal time based charges.

Greenwoods & Freehills Pty Limited has acted as a tax adviser in relation to the Offer and prepared the Tax Letter included in Section 6. St.George estimates that it will pay approximately $50,000 (excluding disbursements and GST) to Greenwoods & Freehills Pty Limited for this work. Further amounts may be paid to Greenwoods & Freehills Pty Limited in accordance with its normal time based charges.

Goldman Sachs JBWere Pty Ltd, Macquarie Equities Limited, Ord Minnett Limited, St.George and UBS Wealth Management Australia Limited are acting as Co-Managers to the Offer. The Lead Manager will be responsible for fees payable to each Co-Manager, which will be up to 1.00% (exclusive of GST) of the Face Value of all SPS Allocated to that Co-Manager.

Except as set out above:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;

- nor the Lead Manager to the Offer;
- nor any financial services licensee named in this Prospectus as a financial services licensee involved in the Offer,

holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to such persons for services provided in connection with the formation or promotion of St.George or the Offer.

7.7 EXPENSES OF THE OFFER

If the Offer proceeds, the total estimated costs of the Offer, including advisory, legal, accounting, tax, listing and administrative fees, as well as printing, advertising and other expenses are, at the date of this Prospectus, estimated to be approximately $3 million and will be paid by St.George.

7.8 DIRECTORS' INTERESTS

Except as set out below, no Director or proposed Director holds, at the date of this Prospectus, or has held in the two years before the date of this Prospectus, an interest in:

- the formation or promotion of St.George;
- the Offer; or
- any property acquired or proposed to be acquired by St.George in connection with its formation or promotion or with the Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to any Director or proposed Director:

- to induce a person to become, or qualify them as, a Director; or
- for services provided by a Director or proposed Director in connection with the formation or promotion of St.George or with the Offer.

The relevant interests of each Director in the share capital of St.George as at 8 June 2006 are as follows:

DIRECTORS' INTERESTS

Director	Fully paid Ordinary Shares	SAINTS	Awards	Options granted over Ordinary Shares
J S Curtis[1]	22,541	318	-	-
T J Davis	11,623	-	-	-
R A F England	2,601	-	-	-
P D R Isherwood	27,251	263	-	-
G P Kelly	525,000	208	57,600	1,000,000
L B Nicholls	5,536	-	-	-
G J Reaney	47,516	-	-	-
J M Thame	150,216	-	-	-

Note:
1 Mr Curtis holds an interest in 15,000 instalment warrants in Ordinary Shares.

7.9 ASX WAIVERS

ASX has granted a waiver from ASX Listing Rule 6.9 to permit each Holder to have the same voting rights as Ordinary Shareholders in the circumstances prescribed by ASX Listing Rule 6.3 as if immediately before the relevant meeting, each SPS had converted into the number of Ordinary Shares provided for in clauses 3.3 and 3.4 of the Terms of Issue, as if the Record Date were the deadline for receipt of instruments of proxy under Article 68 of the Constitution for the relevant meeting and as if the Reference Period were the period ending on that date.

ASX has also confirmed that:

- the Terms of Issue are appropriate and equitable for the purposes of ASX Listing Rule 6.1;
- the terms of the APRA constraints on the payment of a Dividend do not mean that the Holders are not entitled to a preferential dividend for the purposes of ASX Listing Rule 6.5 and do not amount to a removal of a right to a dividend for the purposes of ASX Listing Rule 6.10;
- St.George's right to redeem, buy back or cancel the SPS on a Fixed Exchange Date or upon the occurrence of a Tax Event, Regulatory Event or Acquisition Event does not constitute a divestment for the purposes of ASX Listing Rule 6.12; and
- for the purposes of ASX Listing Rule 7.1.4, the Conversion Number may be calculated based on the market price of Ordinary Shares at the time that the issue of SPS is announced.

7.10 ASIC RELIEF

ASIC relief has been obtained in respect of the operation of section 716(2) of the Corporations Act to permit the inclusion in this Prospectus of any short-term and long-term credit rating of St.George and any rating of SPS announced by Standard & Poor's, Moody's and Fitch Ratings without the consent of those rating agencies.

8 GLOSSARY

8. Glossary

The following is a glossary of terms used in this Prospectus. There is also a list of defined terms in clause 8 of the Terms of Issue.

Defined terms in this glossary and in clause 8 of the Terms of Issue are used throughout this Prospectus and the Application Form.

ABN Australian Business Number.

Acquisition Event occurs when:

- a takeover bid is made to acquire all or some Ordinary Shares, the offer is or becomes unconditional and either the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue or the Directors recommend acceptance of the takeover offer; or
- the Directors recommend a scheme of arrangement, which, when implemented, would result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue.

For the full definition - see clause 8 of the Terms of Issue.

AGAAP the generally accepted accounting principles applicable in Australia prior to the introduction of AIFRS.

AIFRS the Australian equivalents to International Financial Reporting Standards.

Allocation the number of SPS allotted to Successful Applicants.
Allocate and **Allocated** have corresponding meanings.

Allotment Date the date on which SPS are issued - expected to be on or about 20 June 2006.

Applicant a person who submits a valid Application Form.

Application the lodgement of an Application Form in accordance with this Prospectus.

Application Form the application form attached to this Prospectus.

Application Payment the monies payable on Application, calculated as the number of SPS applied for multiplied by the Face Value.

APRA Australian Prudential Regulation Authority.

APRA Distributable Profits *in relation to a Dividend or Optional Dividend:*

- the profits after tax of the Group (before any dividend or interest on the Group's Tier 1 Capital or Upper Tier 2 Capital securities) for the immediately preceding 12 month period ending 31 March or 30 September which are publicly available (or another amount determined by APRA); less
- the aggregate amount of dividends or interest paid or payable by a member of the Group on its Tier 1 Capital or Upper Tier 2 Capital securities (not including intra-Group dividends or interest) in the 12 months up to the Record Date for the Dividend or Optional Dividend

For the full definition - see clause 2.3(a)(iv) of the Terms of Issue.

ASIC Australian Securities and Investments Commission.

ASTC Settlement Rules the clearing and settlement rules made by ASX Settlement and Transfer Corporation Pty Limited, as amended from time to time.

ASX Australian Stock Exchange Limited (ABN 98 008 624 691) or the stock market conducted by Australian Stock Exchange Limited, as the context requires.

ASX Listing Rules the listing rules of ASX, with any modifications or waivers in their application to St.George which ASX may grant.

ATO Australian Taxation Office.

Bank Bill Swap Rate the average mid rate for 90 day bank bills (expressed as a percentage per annum) which is displayed on Reuters page BBSW (or any page that replaces that page) on the first Business Day of the Dividend Period.

Bookbuild the process described in Section 3.8.1 to determine the Initial Margin.

Broker Firm Allocation the number of SPS allotted to Successful Applicants under the Broker Firm Offer.

Broker Firm Applicant	an Australian resident retail client of a Co-Manager or Participating Broker who applies for a Broker Firm Allocation from a Co-Manager or Participating Broker.
Broker Firm Offer	the offer to Australian resident retail clients of Co-Managers and Participating Brokers who may apply through a Co-Manager or Participating Broker.
Business Day	a business day as defined in the ASX Listing Rules.
Buy-Back Agreement	an agreement under which St.George buys back SPS in the form contained in the schedule to the Terms of Issue.
Capital Securities	shares or any equity, hybrid or subordinated debt capital securities (whether comprised of one or more instruments) issued by St.George or a member of the Group. **Capital Security** has the corresponding meaning.
CHESS	the Clearing House Electronic Subregister System.
Closing Date	the closing date for the Offer which is expected to be 10.00am on 16 June 2006.
Co-Manager	each of Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 897, AFSL No. 243346), Macquarie Equities Limited (ABN 41 002 574 923, AFSL No. 237504), Ord Minnett Limited (ABN 86 002 733 048, AFSL No. 237121), St.George (ABN 92 055 513 070, AFSL No. 234708) and UBS Wealth Management Australia Limited (ABN 50 005 311 937, AFSL No. 231127).
Constitution	the constitution of St.George.
Conversion Discount	2.5%.
Conversion Number	the formula used to determine the number of Ordinary Shares to be issued if SPS are converted into Ordinary Shares under clause 3.4 of the Terms of Issue, subject to the Maximum Conversion Number.
Corporations Act	the Corporations Act 2001 (Cth).
DCS	Depositary Capital Securities, being the Series A Capital Securities issued by St.George Funding Company, LLC.
Directors	some or all of the directors of St.George.
Dividend	a dividend on SPS as defined in clause 2.1, as adjusted by clause 2.2, of the Terms of Issue.
Dividend Payment Date	20 August 2006 and after that each 20 November, 20 February, 20 May and 20 August until SPS are Exchanged.
Dividend Period	a period from (and including) either the Allotment Date or a Dividend Payment Date (whichever is the later) until (but not including) the following Dividend Payment Date.
Dividend Rate	the dividend rate on SPS calculated using the formula in Section 2.4.2.
Equal Ranking Capital Security	• in the case of a dividend or distribution in respect of the Capital Security, a Capital Security (including SAINTS and DCS) which ranks for payment of the dividend or distribution equally with SPS; and • in the case of redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including SAINTS and DCS) which ranks equally with SPS for a return of capital if St.George is wound up.
Exchange	the conversion, redemption, buy-back or cancellation of SPS in accordance with clause 3 of the Terms of Issue. **Exchanged** has the corresponding meaning.
Exchange Date	the date on which SPS are Exchanged as defined in clause 3.1(e) of the Terms of Issue.
Exposure Period	the period from the day after the Original Prospectus was lodged with ASIC to the Opening Date.
Face Value	the face value of SPS, being $100 per SPS.
Fitch Ratings	Fitch Australia Pty Limited (ABN 93 081 339 184).
Group	St.George and its controlled entities.
HIN	Holder Identification Number (for SPS held on the CHESS subregister).

Holder	a holder of SPS.
Holding Statement	a statement issued to Holders by the Registry which sets out details of their Allocation.
Increased Margin Date	20 August 2016.
Initial Margin	the margin which was determined under the Bookbuild, and is 1.10% per annum.
Institutional Investor	an institution to whom the Offer may be made without disclosure to investors pursuant to sections 708(8), 708(10) or 708(11) of the Corporations Act.
Institutional Offer	the offer made to certain Institutional Investors to bid for SPS through the Bookbuild.
Issue Credit Rating	a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program.
Issue Price	$100 per SPS.
Junior Ranking Capital Security	• in the case of a dividend or distribution in respect of the Capital Security, a Capital Security (including Ordinary Shares) which ranks for payment of the dividend or distribution behind SPS; and • in the case of redemption of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including Ordinary Shares) which ranks behind SPS for a return of capital if St.George is wound up.
Lead Manager	UBS AG.
Liquidation Sum	the amount Holders are entitled to receive on a winding up of St.George before any return of capital is made on any Junior Ranking Capital Securities, which is the sum of the amount of any Dividend declared but unpaid and the Face Value. For the full definition - see clause 4.4 of the Terms of Issue.
Margin	• from (and including) the Allotment Date until (but not including) 20 August 2016 - the Initial Margin; and • from (and including) 20 August 2016 - the Initial Margin plus a one time step-up of 1.00% per annum.
Maximum Conversion Number	400, subject to certain adjustments contained in clauses 3.6 to 3.10 of the Terms of Issue.
Moody's	Moody's Investors Service Pty Limited (ACN 003 399 657).
Offer	the offer of SPS under this Prospectus at an Issue Price of $100 each to raise up to $150 million.
Offer Management Agreement	the agreement dated 31 May 2006 between St.George and the Lead Manager as described in Section 7.3.
Offer Period	the period commencing on the Opening Date and ending on the Closing Date.
Opening Date	the opening date of the Offer which is 8 June 2006.
Optional Dividend	an optional dividend on SPS, as defined in clause 2.9(d) of the Terms of Issue.
Ordinary Share	a fully paid ordinary share in St.George.
Ordinary Shareholder	the holder of an Ordinary Share.
Ordinary Shareholding Limit	the restriction of shareholdings in St.George by people (together with their associates) to 10% of the issued Ordinary Shares under Articles 10, 11 and 12 of the Constitution.
Original Prospectus	the prospectus relating to the Offer which was lodged with ASIC on 31 May 2006 and which this Prospectus replaces.
Participating Broker	any participating organisation of ASX selected by the Lead Manager to participate in the Broker Firm Offer (not including a Co-Manager).

Payment Tests	payment tests to which the payment of a Dividend are subject, summarised as: • the Directors declaring a Dividend to be payable; • St.George having sufficient profits available to pay the Dividend; • St.George being able to pay the Dividend without St.George or the Group breaching APRA's capital adequacy guidelines; • the amount of the Dividend not exceeding St.George's APRA Distributable Profits; and • in the case of an Optional Dividend, APRA's prior written approval. For the full definition - see clause 2.3 of the Terms of Issue.
Prospectus	the prospectus for the Offer, including the Terms of Issue.
PRYMES	the reset preference shares issued by St.George under the terms of the prospectus dated 19 January 2001.
Record Date	for the payment of: • a Dividend, means the date which is 11 Business Days before the Dividend Payment Date for that Dividend, or such other date as may be required by ASX; and • an Optional Dividend, means the date before its payment that is determined by St.George, or such other date as may be required by ASX.
Reference Period	the period of 20 Business Days on which trading in Ordinary Shares takes place immediately preceding, but not including, the Exchange Date.
Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277).
Regulatory Event	broadly, occurs when St.George receives professional advice that, as a result of a change of law or regulation on or after the Allotment Date, additional requirements would be imposed on St.George which the Directors determine as unacceptable or that St.George will not be entitled to treat all SPS as eligible Tier 1 Capital. For the full definition - see clause 8 of the Terms of Issue.
Reporting Year	for a Dividend Payment Date, means the 12 month period ending 30 September or 31 March immediately preceding the Dividend Payment Date, or such other period approved by APRA in circumstances where St.George has changed its reporting period for its financial results.
Residual Tier 1 Capital	the residual tier 1 capital of the Group as defined by APRA.
St.George	St.George Bank Limited (ABN 92 055 513 070).
SAINTS	the non-cumulative, redeemable and convertible preference shares issued by St.George under the prospectus dated 12 July 2004.
SAINTS Holder	a holder of SAINTS.
Settlement Date	the date on which settlement occurs - expected to be 19 June 2006.
SPS	non-cumulative unsecured preference shares in the capital of St.George to be issued under this Prospectus.
SRN	Securityholder Reference Number (for SPS held on the issuer sponsored subregister).
Standard & Poor's	Standard & Poor's (Australia) Pty Limited (ACN 007 324 852).
Successful Applicant	an Applicant whose Application is accepted by St.George, whether in full or in part.
Tax Event	broadly, occurs when St.George receives professional advice that, as a result of a change in Australian tax law, or an administrative pronouncement or ruling, on or after the Allotment Date, there is a more than insubstantial risk that St.George would be exposed to more than an insignificant increase in its costs in relation to SPS being on issue or SPS will not be treated as equity interests for taxation purposes or franking credits may not be available to Holders. For the full definition - see clause 8 of the Terms of Issue.
Tax Letter	the letter provided by Greenwoods & Freehills Pty Limited in Section 6.
Tax Rate	the Australian corporate tax rate applicable to St.George's franking account on the Allotment Date (expressed as a decimal).

Terms of Issue	the Terms of Issue for SPS included in Appendix A.
TFN	Tax File Number.
Tier 1 Capital	the tier 1 capital of the Group as defined by APRA.
Tier 1 Capital Ratio	at any time, the ratio so prescribed by APRA.
Tier 2 Capital	the tier 2 capital of the Group as defined by APRA.
Total Capital Ratio	at any time, the ratio so prescribed by APRA.
UBS AG	UBS AG, Australia Branch (ABN 47 088 129 613).
Upper Tier 2 Capital	the upper tier 2 capital of the Group as defined by APRA.
US	the United States of America.
US Person	has the meaning found in Regulation S of the US Securities Act.
US Securities Act	the US Securities Act of 1933.
VWAP	the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX during the relevant period or on the relevant days as defined in clause 8 of the Terms of Issue and subject to any adjustments under clause 3.5 of the Terms of Issue.

APPENDIX A – TERMS OF ISSUE

TABLE OF CONTENTS

Appendix A – Terms of Issue

1. FORM, FACE VALUE AND ISSUE PRICE

1.1 Form

SPS are non-cumulative unsecured preference shares in the capital of St.George. SPS are issued by St.George under article 6B of the Constitution and on the terms set out in these Terms of Issue.

1.2 Face Value and issue price

Each SPS will be issued by St.George as fully paid at an issue price of $100 (**Face Value**). The Face Value must be paid in full upon application.

2. DIVIDENDS

2.1 Dividend calculation

Subject to these Terms of Issue, the Holder on the relevant Record Date of each SPS is entitled to receive on each relevant Dividend Payment Date a dividend (**Dividend**) calculated using the following formula:

$$\text{Dividend} = \frac{\text{Dividend Rate} \times \text{Face Value} \times N}{365}$$

where:

Dividend Rate (expressed as a percentage per annum) is calculated using the following formula:

Dividend Rate = (Bank Bill Swap Rate + Margin) x (1 - Tax Rate)

where:

Bank Bill Swap Rate (expressed as a percentage per annum) means, for each Dividend Period, the Bank Bill Swap Rate applying on the first Business Day of each Dividend Period;

Margin (expressed as a percentage per annum) means for the period:

(a) up to the Increased Margin Date, the rate determined under the Bookbuild (**Initial Margin**); and

(b) commencing on and from the Increased Margin Date, the Initial Margin plus 1.00% per annum; and

Tax Rate (expressed as a decimal) means the Australian corporate tax rate applicable on the Allotment Date, which will be taken to be 0.30; and

N is the number of days in the Dividend Period ending on (but not including) the relevant Dividend Payment Date.

2.2 Franking adjustment

(a) If, on a Dividend Payment Date, the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked (**Ti**) differs from the Tax Rate, the Dividend will be adjusted using the following formula:

$$\text{Adjusted Dividend} = \text{Dividend}_1 \times \frac{(1 - Ti)}{(1 - \text{Tax Rate})}$$

where:

Dividend$_1$ (expressed as a dollars and cents amount) is the amount calculated under clause 2.1; and

Ti (expressed as a decimal) is the Australian corporate tax rate applicable to the franking account of St.George from which the Dividend will be franked.

(b) If any Dividend is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that part), the Dividend will be adjusted using the following formula:

$$\text{Adjusted Dividend} = \frac{D}{1 - (Ti \times (1 - \text{Franking Rate}))}$$

where:

D (expressed as a dollars and cents amount) is the Dividend calculated under clause 2.2(a) or clause 2.1 where there has been no application of clause 2.2(a);

Ti (expressed as a decimal) has the same meaning as in clause 2.2(a); and

Franking Rate (expressed as a decimal) means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that part) applicable to the Dividend.

2.3 Payment of Dividend and Optional Dividend

(a) The payment of a Dividend and any Optional Dividend is subject to:

(i) the Directors, at their sole discretion, declaring the Dividend or Optional Dividend to be payable;

(ii) St.George having profits available for the payment of a Dividend or an Optional Dividend;

(iii) such payment not resulting in the Total Capital Ratio or the Tier 1 Capital Ratio of St.George (on a Level 1 basis) or of the Group (on a Level 2 basis) not complying with APRA's then current capital adequacy guidelines as they are applied to St.George or the Group (as the case may be) at the time, unless APRA otherwise gives its prior written approval;

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	3
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Step-Up Preference Shares (SPS) – Allotment & Dividend Rate**
Date Sent:	20 June 2006

Attached are the following materials in respect of St.George Bank Limited's Step-up Preference Shares (SPS) that are due to commence trading on ASX under the code 'SGBPC' on 27 June 2006:

- Media release;
- Distribution schedule of SPS holders; and
- Schedule of the largest 20 registered SPS holders.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

20 June 2006

news release

ALLOTMENT OF ST.GEORGE SPS AND SPS DIVIDEND RATE

St.George Bank Limited (St.George) today announces that the offer of St.George Step-up Preference Shares (SPS) closed on 16 June 2006. As a result 1.5 million SPS were issued today at an issue price of $100 each, raising $150 million in total (before expenses).

Holding statements

A CHESS allotment confirmation notice or issuer sponsored holding statement, which contains the number of SPS issued to each successful applicant, will be dispatched to each SPS holder by 22 June 2006.

Trading on ASX

SPS will begin trading on a normal settlement basis on ASX at 10:00am on 27 June 2006 under the ASX code 'SGBPC'.

First dividend payment

Based on the bank bill swap rate for the first dividend period of 5.9750% per annum, the dividend rate for the first dividend payment (to be made on 21 August 2006[1]) will be 4.9525% per annum fully franked.

For further information:

Media:
Jeremy Griffith
General Manager, Corporate Relations
Ph. 61 (0) 2 9236 1328
Email: griffithj@stgeorge.com.au

Investors/Analysts:
Sean O'Sullivan
Investor Relations Manager
Ph. 61 (0) 2 9236 3618
Email: osullivans@stgeorge.com.au

[1] The first dividend payment date of 20 August 2006 is not a business day and subsequently the dividend will be paid on the next business day after this date

Distribution schedule of holders

Range of holding	No. of holders	No. of SPS
1-1,000	487	188,215
1,001-5,000	65	163,242
5,001-10,000	11	90,040
10,001-100,000	17	562,803
100,001+	3	495,700
Total	**583**	**1,500,000**

Schedule of 20 largest holders

Rank	Name	No. of SPS	% of total SPS issued
1	J P Morgan Nominees Australia Limited	260,200	17.35
2	Goldman Sachs JBWere Capital Markets Ltd <Hybrid Portfolio A/C>	120,000	8.00
3	National Nominees Limited	115,500	7.70
4	RBC Dexia Investor Services Australia Nominees Pty Limited <JBENIP A/C>	80,000	5.33
5	Australian National University	60,000	4.00
6	Citicorp Nominees Pty Limited	57,930	3.86
7	Dimbulu Pty Ltd	51,000	3.40
8	ANZ Nominees Limited <Cash Income A/C>	40,740	2.72
9	UBS Wealth Management Australia Nominees Pty Ltd	37,650	2.51
10	Warbont Nominees Pty Ltd <Unpaid Entrepot A/C>	30,750	2.05
11	UCA Cash Management Fund Ltd	30,000	2.00
12	Meriton Property Finance Pty Ltd	29,000	1.93
13	Citicorp Nominees Pty Limited <CFSIL CFS WS ENH Yield A/C>	22,500	1.50
14	Invia Custodian Pty Limited <Paul Smith Family A/C>	20,000	1.33
15	Irrewarra Investments Pty Ltd <Hybrids A/C>	19,527	1.30
16	Questor Financial Services Limited <TPS RF A/C>	18,722	1.25
17	Cogent Nominees Pty Limited	18,100	1.21
18	Minnett Nominees Pty Ltd <No 3 A/C>	16,534	1.10
19	Pirie Street Nominees Pty Ltd	15,350	1.02
20	ANZ Securities (Nominee) Pty Limited <Nominee A/C>	15,000	1.00
Total		**1,058,503**	**70.57**

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	12
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Step-Up Preference Shares (SPS) – Allotment Advice**
Date Sent:	22 June 2006

Following is a copy of the Allotment Advice sent to St.George Bank SPS holders. I confirm dispatch will be completed today.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

St.George Bank Limited
ABN 92 055 513 070

Locked Bag 1
Kogarah NSW 2217
Australia

22 June 2006

Dear shareholder

St.George Bank Limited Step-up Preference Share (SPS) Offer

I welcome you as a shareholder of Step-up Preference Shares in St.George Bank Limited (St.George). Please take the time to read this letter as it contains important information about your St.George shareholding.

St.George SPS are expected to list on the Australian Stock Exchange (ASX) on 27 June 2006 (ASX code: SGBPC) and you will be able to buy and sell SPS on market from this date.

Shareholder Information

As a St.George shareholder you may be interested in taking a look at the Shareholder Centre on our website at www.stgeorge.com.au. The site contains both financial and shareholder information, including the facility to view details of your SPS holding on-line.

Holding Statements

- If you are sponsored by St.George, your initial issuer sponsored Holding Statement is enclosed. Further Holding Statements will automatically be issued to you at the end of any month in which a change occurs to your SPS balance.

- If you are a broker sponsored holder, an Allotment Confirmation Notice is enclosed and your initial Holding Statement will be issued under separate mail through CHESS.

Privacy Statement

Computershare Investor Services Pty Limited administers the St.George share registry. The Computershare privacy statement, which is located on the back of your Holding Statement or Confirmation Notice, explains how it deals with your personal information. You can obtain a copy of St.George's privacy policy at www.stgeorge.com.au.

Direct Credit Notification

Your SPS dividends and other payments can be electronically credited to an account with St.George or any other bank, building society or credit union within Australia. We encourage SPS holders to utilise this facility, as it overcomes the possibility of lost cheques, cheque fraud and delays that may occur with the postal system.

A remittance advice will be forwarded to you providing full details of the dividends credited to your account. This advice should be retained for your tax return. If you wish to take advantage of our direct payment facility, please complete the enclosed form and return it in the reply paid envelope provided.

Tax File Number (TFN)/Australian Business Number (ABN) Notification

The TFN/ABN form should be used for notification of your TFN, ABN or exemptions. You are not required by law to provide your TFN or ABN where the SPS are held for a business purpose. However, should an unfranked dividend be paid, income tax may be deducted at the highest marginal rate.

Annual Report

If you do not require an Annual Report, please complete and return the Annual Report Form in the reply paid envelope provided. Alternatively you may choose to receive an abridged version of our Concise Report (called the End of Year Update) or, you may prefer to receive your copy electronically.

Change of Address

It is most important that your address details are up to date at all times. If you have a change of address and are sponsored by St.George please contact Computershare Investor Services Pty Limited immediately to update your new address details. If you are broker sponsored, you will need to contact your broker.

Further Questions?

Should you have any further questions about your St.George SPS holding please contact our share registry, Computershare Investor Services Pty Limited on 1800 804 457. I thank you for your support and look forward to your association with the St.George Group.

Yours sincerely,

John M Thame
Chairman

st.george

St.George Bank Limited
ABN 92 055 513 070

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 804 457
(outside Australia) 61 3 9415 4024
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Important: You will need to quote this number and name of issuer for all future dealings in these securities. Keep it safe and confidential.

Incorporated in New South Wales
ASX code: SGBPC
Security class: STEP-UP PREFERENCE SHARES

Tax File Number/ABN:
Page Number: 1 of 1

Issuer Sponsored Holding Statement as at 22 June 2006

Date	Transaction Type	Registry Reference	Quantity On	Quantity Off	Holding Balance
		OPENING BALANCE			0
20/06/06	Allotment of Step-up Preference Shares		0		0
		CLOSING BALANCE			0

The Australian Taxation Office advises you to keep this statement as a permanent record. Disposal of securities by Australian residents may result in Capital Gains Tax. If you would like a copy of "Guide to Capital Gains Tax", published by the ATO, telephone 1300 720 092.

The closing balance shown in this statement is that recorded on the register at the close of business on the statement date.
The closing balance on this statement may not be the current holding balance. Neither the security issuer nor the registrar will be liable for any financial loss incurred by a securityholder who relies on the balance shown without making their own adjustments for any transactions which have yet to be registered.
Please keep this statement for future reference. A fee may be charged for replacement.

013594 - V1

Collection and Disclosure Statement

YOUR PERSONAL INFORMATION AND THE ROLE OF THE SECURITIES REGISTRAR

Computershare Investor Services Pty Limited (ABN 48 078 279 277) ("CIS") understands that your privacy is important to you.

In its capacity as registrar for securities issuers ("our clients"), CIS collects personal information. Such information may include your name, address, securityholding balance, tax file number and bank account details. The primary purpose of collection of personal information is for the maintenance of our clients' registers of securityholders, facilitating distribution payments and other corporate actions and communications. If you do not provide complete and accurate information, we may not be able to effectively maintain your securityholding.

The Corporations Act 2001, Privacy Act 1988 and rules such as the ASTC Settlement Rules govern the collection, use and disclosure of your personal information.

Your personal information may be disclosed to the securities issuer, persons inspecting securities registers, bidders for your securities in the context of take-overs, regulatory bodies, including the Australian Tax Office, and authorised securities brokers. Your personal information may also be disclosed to contracted external service providers for the purpose of paying distributions and mailing corporate communication such as notice of meetings, proxy forms, annual reports and other information that our clients may wish to communicate to their securityholders. These disclosures are either required or permitted by the Corporations Act 2001, the ASTC Settlement Rules or other legislation.

Under the National Privacy Principles, you can access personal information that we hold about you although there are some exceptions to this. You also have the right to request that we correct information about you which is inaccurate, incomplete or out of date. If you wish to do so, please contact the relevant CIS office at the address set out on the documentation sent to you in relation to your securityholding. If your securityholding is broker sponsored, you need to contact that broker to update your registered name or address.

To ensure the integrity and safety of securityholders' personal information, CIS will only disclose to securityholders such information if our internal procedures are satisfied. In certain cases we may charge you a fee for access to information but we will inform you at the time.

In accordance with the Corporations Act 2001 and subject to compliance with the requirements of the Privacy Act 1988, you may be sent material (including marketing material) approved by the securities issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS on 1300 850 505 or 61 3 9415 4000 outside Australia.

st.george

St.George Bank Limited
ABN 92 055 513 070

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 804 457
(outside Australia) 61 3 9415 4024
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Incorporated in New South Wales
ASX code: SGBPC
Security class: STEP-UP PREFERENCE SHARES

Important: You will need to quote this number *and name of issuer for all future dealings in* these securities. Keep it safe and confidential.

Tax File Number/ABN:
Page Number: 1 of 1

CHESS Allotment Confirmation Notice as at 22 June 2006

THIS ADVICE CONFIRMS THE ALLOTMENT OF XXXXX STEP-UP PREFERENCE SHARES IN ST.GEORGE BANK LIMITED AS A RESULT OF THE INITIAL OFFER OF STEP-UP PREFERENCE SHARES AS AT 20 JUNE 2006 TO THE ABOVE NAMED.

IF THE DETAILS ABOVE ARE INCORRECT, PLEASE ADVISE THIS OFFICE IMMEDIATELY

013594 - V1

St.George Bank Limited
ABN 92 055 513 070

Computershare
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 804 457
(outside Australia) 61 3 9415 4024
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Tax File Numbers (TFN), Australian Business Numbers (ABN) or Exemptions

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Where a choice is required, mark the box with an 'X' X

A Tax File Numbers (TFN), Australian Business Numbers (ABN) or Exemptions

Complete this section to provide your TFN and /or to claim the appropriate exemption by quoting the Exemption Code.

A Company, Partnership, Trust, Super Fund or an Individual can provide either their TFN, or where the securities are held for a business purpose their ABN.

INDIVIDUALS/JOINT HOLDERS

TFN of Individual (Securityholder 1)

TFN of Joint Holder (Securityholder 2 or Securityholder 3)

Name 1 (Full Name)

Name 2 (Full Name)

Type of Exemption

Mark this box with an 'X' if Exemption applies

OTHER ENTITIES

TFN of Company, Partnership, Trust or Super Fund

AND OR

ABN of Company, Partnership, Trust, Super Fund or Individual

Company **Partnership** **Trust** **Super Fund** **Other**

TX001

How to complete this form

A Tax File Numbers (TFN), Australian Business Numbers (ABN) or Exemptions

Please record your TFN, ABN or the appropriate exemption information. If you are exempt, but have a TFN, it is safer to provide your TFN in case your circumstances change.

For investments held jointly, details of only two holders are required. If possible, you should give details of those securityholders with a TFN rather than those who are exempt.

For investments held on behalf of another person, such as a child or an aged or invalid person, enter the Trust TFN. If there is no Trust TFN, enter the Trustee's TFN or exemption. Where the investment is held by an adult for a child, the adult is the Trustee.

EXEMPTIONS

For details about who is exempt, please contact the Australian Taxation Office. To claim your exemption, please enter the number of the pension or benefit you receive from the following list:

DESCRIPTION	EXEMPTION CODE	DESCRIPTION	EXEMPTION CODE
Aged Pension	444444441	Carer's Pension	444444442
Invalid Pension	444444441	Non Profit Organisation	555555555
Rehabilitation Allowance	444444442	Service/Veteran's Pension	444444441
Sole Parent's Pension	444444442	Special Benefit	444444442
Widow's Pension	444444442	Wife's Pension	444444442

Collection of Tax File Numbers is authorised and their use and disclosure are strictly regulated by the Tax Laws and the Privacy Act.

It is not an offence to withhold your TFN or, where the securities are held for a business purpose, your ABN. However, if you do not provide your TFN or ABN, tax may be deducted from payments of interest and the unfranked portion of dividends and distributions at the highest marginal rate.

This instruction will be applied in relation to the current and any future securities recorded in the register in respect of the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

FOR MORE INFORMATION ABOUT TAX FILE NUMBERS, AUSTRALIAN BUSINESS NUMBERS AND EXEMPTIONS PLEASE CONTACT THE AUSTRALIAN TAXATION OFFICE ON 1300 720 092.

TX001

SGB

013594 - V1

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

st.george

St.George Bank Limited
ABN 92 055 513 070

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 804 457
(outside Australia) 61 3 9415 4024
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Annual Report

Use a black pen.
Where a choice is required, mark the box with an 'X' X

A

End of Year Update

St.George now offers an End of Year Update that will contain the following information:

- Chairman's Report
- Managing Director's Report
- Five Year Financial Summary
- Shareholder Friendly Financials
- Key Dates and Contact Details

If you would prefer to receive a copy of the End of Year Update instead of the Concise Annual Report, please mark the box provided with an 'X'. ☐

No Annual Report Required

If you currently receive and no longer require a copy of the St.George Concise Annual Report, please mark the box provided with an 'X'. ☐

The company will automatically mail you a Concise Annual Report each year unless you elect otherwise.

AF803

B

Annual Report Available Online

If you would prefer to be notified by email when the St.George Concise Annual Report or End of Year Update become available online, please visit the share registry at www.computershare.com/au/investors and follow these easy steps:

- click on 'Email Address Update';
- select St.George from the drop down list then;
- enter your personal security information; Holder Identification Number (HIN) or Securityholder Reference Number (SRN), postcode or country (if outside Australia) and click submit.

It's as easy as that! Should you have further enquiries contact the Registry on the above number.

How to complete this form

A **Annual Report Request**

Can you help us reduce costs?

We have many securityholders and it is costly for the company to produce and mail Annual Reports.
We are required to automatically mail you a report each year unless you instruct us otherwise.

By marking the box overleaf you can select not to receive a copy of the company's Annual Report.
However, you will still receive all other securityholder mailings including notices of meetings and proxy forms.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

The Annual Report, other releases and general company information are also available on our web site at www.stgeorge.com.au

AF803

SGB

013594 - V1

Please return the completed form in the envelope provided, or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

st.george

St.George Bank Limited
ABN 92 055 513 070

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 804 457
(outside Australia) 61 3 9415 4024
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Direct Credit

Use a black pen.
Print in CAPITAL letters inside the grey areas.

A B C 1 2 3

A Request for Direct Crediting of Dividends

BSB number (eg. 063000)

Account number

Name in which account is held (eg. JOHN SMITH)

Name of Australian bank or financial institution

Name of branch or suburb or town

Type of account (eg. cheque, savings, etc.)

DO NOT USE YOUR CREDIT CARD NUMBER
If you are unsure of your BSB number or account number, please check with your bank, building society or credit union.

FP001

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions relating to payments of dividends to which I/we am/are entitled to be paid in cash, but do not override any previous Dividend Reinvestment Plan instructions.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Date - Day / Month / Year

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

How to complete this form

A Request for Direct Crediting of Dividends

Complete this section if you want your cash dividends paid directly into your nominated Australian bank, credit union or building society account. Until you advise otherwise, all future cash dividends will be paid into the nominated account.

IMPORTANT: DO NOT USE THE NUMBER QUOTED ON YOUR CREDIT CARD

If you do not complete this section or this form is incomplete, unsigned or invalid in any other way, you will continue to receive your dividends by cheque, but this does not override any previous Dividend Reinvestment Plan instructions.

Neither the company nor the registry will be responsible for any delays in crediting dividends to your nominated account as a result of transaction procedures or errors by any financial institution.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B Signature(s)

If you have chosen to have your cash dividends paid directly into your nominated Australian bank, credit union or building society account and you have completed Section A, you must sign this form as follows in the spaces provided:-

Joint Holding:	where the holding is in more than one name, all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

FP001

SGB

013594 - V1

Please return the completed form in the envelope provided, or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia